Exhibit 99.1

connectivity environment security network service technology education Better growth workplace communities mental health content world value investments opportunities ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2022 MARCH 2, 2023

In this Annual Information Form, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

Each section of BCE’s 2020, 2021 and 2022 management’s discussion and analysis (BCE 2020 MD&A, BCE 2021 MD&A and BCE 2022 MD&A, respectively) and each section of BCE’s 2022 consolidated financial statements referred to in this Annual Information Form is incorporated by reference herein. No other document shall be considered to be incorporated by reference in this Annual Information Form. The BCE 2020 MD&A, BCE 2021 MD&A, BCE 2022 MD&A and BCE 2022 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the United States (U.S.) Securities and Exchange Commission (SEC) as exhibits to BCE’s annual reports on Form 40-F (available at sec.gov). They are also available on BCE’s website at BCE.ca.

Unless otherwise indicated herein, documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this Annual Information Form are not part of this Annual Information Form and are not incorporated by reference herein. In particular, but without limitation, BCE’s integrated annual report for the year ended December 31, 2022 and BCE’s TCFD Report on Climate-Related Risks and Opportunities are not part of this Annual Information Form and are not incorporated by reference herein.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 2, 2023, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Trademarks in this Annual Information Form which are owned or used under licence by BCE Inc., Bell Canada or their subsidiaries include, without limitation, BCE, BELL Design, BELL MOBILITY and BELL MEDIA. This Annual Information Form also includes trademarks of other parties. The trademarks referred to in this Annual Information Form may be listed without the ® and TM symbols.

© BCE Inc., 2023. All rights reserved.

			Annual information form	Parts of MD&A and financial statements incorporated by reference (references are to pages of the BCE 2022 Annual Financial Report, except where otherwise indicated)

1	Caution regarding forward-looking statements		2	32; 38; 66; 68; 91-100

2	Corporate structure		4

	2.1	Incorporation and registered office	4

	2.2	Subsidiaries	4

3	Description of our business		5

	3.1	General summary	5	14-18; 46; 54; 58; 65-66; 68; 85

	3.2	Strategic imperatives	6	33-36

	3.3	Competitive strengths	7	34

	3.4	Marketing and distribution channels	11

	3.5	Transformation of our networks, systems and processes	12

	3.6	Networks	12

	3.7	Employees	15

	3.8	Corporate responsibility	15	22-32

	3.9	Competitive environment	20	39-43; 55-56; 60-61; 63-64; 67; 69

	3.10	Regulatory environment	20	86-90

	3.11	Intangible properties	20

4	General development of our business – three-year history		21

	4.1	Transactions	21

	4.2	Corporate developments	22	18-21; 33-36; 38-42 (1); 51-54 (1); 38-41 (2); 49-53 (2)

	4.3	Regulatory environment	22	86-90; 103-106 (1); 99-102 (2)

5	Our capital structure		23

	5.1	BCE securities	23	157-158

	5.2	Bell Canada debt securities	24	147-148

	5.3	Credit ratings	25

	5.4	Trading of our securities	28

6	Dividends and dividend payout policy		30	19-21; 105-110

7	Our directors and executive officers		31

	7.1	Directors	31

	7.2	Executive officers	32

	7.3	Directors’ and executive officers’ share ownership	32

8	Legal proceedings		33

9	Interest of management and others in material transactions		35

10	Interest of experts		35

11	Transfer agent and registrar		35

12	For more information		35

13	Schedule 1 – Audit Committee information		36

14	Schedule 2 – Audit Committee charter		38

(1)	References to parts of the BCE 2021 MD&A contained in BCE’s annual report for the year ended December 31, 2021 (BCE 2021 Annual Report).

(2)	References to parts of the BCE 2020 MD&A contained in BCE’s annual report for the year ended December 31, 2020 (BCE 2020 Annual Report).

BCE INC. 2022 ANNUAL INFORMATION FORM	1

1 Caution regarding forward-looking statements

1	Caution regarding forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to BCE’s dividend growth objective and 2023 annualized common share dividend and dividend payout ratio level, BCE’s network deployment and capital investment plans and the benefits expected to result therefrom, our objectives concerning carbon abatement enablement and greenhouse gas (GHG) emissions reduction, including our objective for carbon neutral operations starting in 2025 and to achieve science-based targets (SBTs) by 2026 or 2030, as applicable, our business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 2, 2023 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Subject to various factors including, without limitation, the future impacts of general economic conditions, of the COVID-19 pandemic and of geopolitical events, which are difficult to predict, we believe that the assumptions on which the forward-looking statements made in this Annual Information Form are based were reasonable at March 2, 2023. Refer in particular to the sub-sections of the BCE 2022 MD&A entitled Assumptions on pages 32, 38, 66 and 68 of BCE’s annual financial report for the year ended December 31, 2022 (BCE 2022 Annual Financial Report) for a discussion of certain key economic, market, operational and other assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with the COVID-19 pandemic and geopolitical events; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer

2	BCE INC. 2022 ANNUAL INFORMATION FORM

1 Caution regarding forward-looking statements

experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors could challenge our ability to achieve our ESG targets including, without limitation, those related to GHG emissions reduction and diversity, equity, inclusion and belonging; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors (BCE Board) or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2022 MD&A and, in particular, in section 9, Business risks of the BCE 2022 MD&A, on pages 91 to 100 of the BCE 2022 Annual Financial Report.

Forward-looking statements contained in this Annual Information Form for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. In particular, our GHG emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions: implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers; no new corporate initiatives, business acquisitions, business divestitures or technologies that would materially increase our anticipated levels of GHG emissions; our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required; no negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions; no required changes to our SBTs pursuant to the Science Based Targets initiative (SBTi) methodology that would make the achievement of our updated SBTs more onerous or unachievable in light of business requirements; and sufficient supplier engagement and collaboration in setting their own SBTs, no significant change in the allocation of our spend by supplier and sufficient collaboration with partners in reducing their own GHG emissions.

Forward-looking statements for periods beyond 2023 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of the BCE 2022 MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 2, 2023. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE INC. 2022 ANNUAL INFORMATION FORM	3

2 Corporate structure

2	Corporate structure

2.1	Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by: (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and to consolidate outstanding BCE Inc. common shares; (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares; (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares or Preferred Shares); and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, Verdun, Québec H3E 3B3.

2.2	Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2022, which are all incorporated in Canada, and the percentage of voting securities that BCE Inc. directly or indirectly held in such subsidiaries on that date. BCE Inc. has other subsidiaries that have not been included in the table since each represented 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues at December 31, 2022. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2022.

Subsidiary	Percentage of voting securities held by BCE Inc. at December 31, 2022	(1)

Bell Canada	100%

Bell Mobility Inc.	100%

Bell Media Inc.	100%

(1)

At December 31, 2022, BCE Inc. directly held 94.1% of the voting securities of Bell Canada and indirectly held the remaining 5.9% through its wholly-owned subsidiary, Bell MTS Inc. BCE Inc. indirectly held all the voting securities of: (i) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in turn indirectly held all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (Bell Media) through Bell Canada.

4	BCE INC. 2022 ANNUAL INFORMATION FORM

3 Description of our business

3	Description of our business

This section contains forward-looking statements, including relating to our network deployment and capital investment plans, our objectives concerning carbon abatement enablement and GHG emissions reduction, our objective for carbon neutral operations starting in 2025 and to achieve SBTs by 2026 or 2030, as applicable, and our business outlook, objectives, plans and strategic priorities. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

General economic conditions, COVID-19 pandemic

and geopolitical events

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. With our network deployments in remote communities and the largest cities, as well as investments in mental health initiatives, environmental sustainability and an engaged workplace, we look to create a thriving, prosperous and more connected world.

The COVID-19 pandemic has had significant impacts on our business. The emergency measures put in place in Canada starting in March 2020 to combat the COVID-19 pandemic significantly disrupted retail and commercial activities across most sectors of the economy and had an adverse and pervasive impact on our financial and operating performance throughout most of 2020. In 2021, our financial and operating performance saw a steady improvement despite the continued adverse impacts of the COVID-19 pandemic experienced throughout the year, due to our strong operational execution and the easing of government restrictions in the second half of the year. In 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and the lifting of most public health restrictions during the year. While we expect the pandemic to continue to affect, although to a lesser extent, our operations, we have adapted many aspects of our business, including scaling our digital sales capabilities and evolving our self-serve tools, and continue to adapt to future modes of operating.

Macroeconomic uncertainty has also caused pressure in certain areas of our business. Global supply chain disruptions, which began to intensify during the second half of 2021 and were exacerbated by geopolitical events in 2022, have affected the availability of business data equipment and related spending on new services by our large enterprise customers. We expect an improvement in the situation during the second half of 2023. In addition, advertising demand and spending across the North American media industry in 2022 was impacted by unfavourable economic conditions and disruptions to supply chains. In particular, TV and radio advertising demand softened as a result of persistently high inflation, fears of a potential recession and supply chain issues in certain key consumer verticals, such as the automotive industry. We expect a gradual recovery in the advertising market to begin in the second half of 2023.

3.1	General summary

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. Refer to Segmented reporting changes in 2023 below for further details.

Bell Wireless includes wireless service revenues and product sales as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). Wireless services are provided to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline includes data revenues (including Internet, Internet protocol television (IPTV), cloud-based services and business solutions), voice and other communication services revenues, and wireline product sales. These services are provided to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada. Revenues are derived primarily from advertising and subscriber fees.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE of the BCE 2022 MD&A, on pages 14 to 18 of the BCE 2022 Annual Financial Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

•

a 37.5% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) (1), a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto

•	a 50% indirect equity interest in Glentel Inc. (Glentel), a Canadian-based connected services retailer

•

an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

A discussion of the key transactions completed by BCE in the last three financial years can be found in section 4.1, Transactions of this Annual Information Form.

(1)   In January 2023, we repurchased the BCE Master Trust Fund’s interest in MLSE for a cash consideration of $149 million, thereby increasing our indirect equity interest in MLSE from 28% to 37.5%.

BCE INC. 2022 ANNUAL INFORMATION FORM	5

3 Description of our business

For the years ended December 31, 2022 and 2021, we generated consolidated operating revenues of $24,174 million and $23,449 million, respectively, and consolidated net earnings of $2,926 million and $2,892 million, respectively. For the year ended December 31, 2022, Bell Wireless’ operating revenues totalled $9,588 million ($9,535 million external revenues), Bell Wireline’s operating revenues totalled $12,148 million ($11,735 million external revenues) and Bell Media’s operating revenues totalled $3,254 million ($2,904 million external revenues). For the year ended December 31, 2021, Bell Wireless’ operating revenues totalled $8,999 million ($8,948 million external revenues), Bell Wireline’s operating revenues totalled $12,178 million ($11,820 million external revenues) and Bell Media’s operating revenues totalled $3,036 million ($2,681 million external revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2022 and 2021 can be found in section 4.3, Operating revenues of the BCE 2022 MD&A, on page 46 of the BCE 2022 Annual Financial Report. A table showing the operating revenues of our Bell Wireless and Bell Wireline segments by category of products and services can be found in section 5.1, Bell Wireless and section 5.2, Bell Wireline of the BCE 2022 MD&A, on pages 54 and 58, respectively, of the BCE 2022 Annual Financial Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations of the BCE 2022 MD&A, on page 85 of the BCE 2022 Annual Financial Report.

Segmented reporting changes in 2023

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and will result in changes in the first quarter of 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, prior periods are being restated in 2023 for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source.

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

Additional information regarding the business outlook of our Bell CTS and Bell Media segments can be found in the sections entitled Business outlook and assumptions of the BCE 2022 MD&A, on pages 65, 66 and 68 of the BCE 2022 Annual Financial Report.

3.2	Strategic imperatives

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s leading content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives that position us to deliver continued success in a fast-changing communications marketplace. The six strategic imperatives that underlie BCE’s business plan are:

In 2022, we embedded our focus on creating a more sustainable future directly into our six strategic imperatives, reflecting our longstanding commitment to the highest ESG standards. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our network deployments, investments in mental health initiatives, environmental sustainability and an engaged workplace.

Additional information regarding our strategic imperatives can be found in section 2, Strategic imperatives of the BCE 2022 MD&A, on pages 33 to 36 of the BCE 2022 Annual Financial Report.

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3 Description of our business

3.3	Competitive strengths

Canada’s largest communications company

We are Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs, as described below:

•

We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories. We provide a complete suite of wireless communications, wireline voice and data, including Internet access and TV, product and service offerings to residential, business and wholesale customers. We also own Bell Media, Canada’s leading content creation company with premier assets in TV, radio, and OOH advertising, monetized through traditional and digital platforms.

•	We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.

•

At December 31, 2022, BCE was one of the largest wireless operators in Canada based on number of subscribers, providing more than 9.9 million mobile phone subscribers with nationwide mobile voice and data services. We also had approximately 2.5 million mobile connected device subscribers at December 31, 2022.

•

BCE is the largest Internet service provider in Canada based on number of subscribers, providing approximately 4.3 million retail customers at December 31, 2022 with high-speed Internet access through fibre-optic, wireless-to-the-premise (WTTP) and digital subscriber line (DSL) technology.

•

BCE is the largest TV provider in Canada based on number of subscribers, nationally broadcasting a wide range of domestic and international programming to approximately 2.8 million retail subscribers at December 31, 2022 through its IPTV services, namely Fibe TV, the Fibe TV app and Virgin Plus TV, as well as its satellite TV service.

•	BCE operated approximately 2.2 million retail residential network access service (NAS) voice lines at December 31, 2022.

Our large customer base, our wireline and wireless network reach, and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.4, Marketing and distribution channels in this Annual Information Form, give us scale that supports the execution of our six strategic imperatives. With a wireless network service footprint that encompasses more than 99% of Canada’s population, a coast-to-coast national fibre transport network and a local exchange carrier footprint from Manitoba to the Atlantic provinces, BCE is well positioned to take advantage of integrated wireless and wireline solutions in the future.

On May 31, 2021, we announced that our capital expenditure acceleration program, initially announced on February 4, 2021, of $1 billion to $1.2 billion in additional network funding for 2021 and 2022, would increase to up to $1.7 billion in response to the support for infrastructure investment reflected in federal regulatory and policy decisions rendered earlier in the year. This $1.7 billion in accelerated capital expenditures advanced the rollout of our broadband fibre, 5G wireless and rural networks and helped drive Canada’s recovery from the COVID-19 pandemic, and was in addition to the approximately $4 billion in capital expenditures that Bell has typically spent each year on network expansion and enhancement prior to 2020.

Technologically advanced wireless networks

and services

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all Canadians. We offer a broad range of wireless voice and data communication products and services to residential and business customers through our Bell brand, as well as our Virgin Plus and Lucky Mobile brands, which enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other discount brands as well as regional facilities-based wireless service providers.

Wireless is a key growth segment for us, and we have established strategic priorities seeking to further enhance our offerings. We are focused on growing our market share of national operators’ postpaid mobile phone net customer activations, growing our prepaid mobile phone subscriber base, improving sales execution and customer retention, and introducing new devices and data services. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance driven by effective spectrum deployment and carrier aggregation that support bandwidth and speeds, as well as a broad device offering, should continue to improve our ability to attract and retain wireless customers. With our national high-speed packet access plus (HSPA+) network, our fourth-generation (4G) long-term evolution (LTE) wireless network, our Dual-band, Tri-band and Quad-band LTE Advanced (LTE-A) network, and our 5G wireless network, we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage. In addition, Bell’s enhanced Gigabit LTE-A network, initially rolled out in 2018 to core locations in Toronto and Kingston, has since expanded to more areas as smartphones that support these advanced speeds have come to market, and is available in select cities across Canada. Bell also launched in 2018 a new LTE, Category M1 (LTE-M) network, which is a subset of our LTE network supporting low-power Internet of Things (IoT) applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell’s national network.

In 2020, Bell launched 5G wireless service, offering enhanced mobile data speeds and the latest 5G-capable smartphones. As with previous wireless and wireline network deployments, Bell is working with multiple equipment suppliers for its 5G rollout, including Nokia Corporation (Nokia) and Telefonaktiebolaget LM Ericsson (Ericsson). In 2021, Bell acquired significant additional mid-band, flexible-use 3500 megahertz (MHz) wireless spectrum in the auction by Innovation, Science and Economic Development Canada (ISED). Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. Refer to section 4.1, Transactions in this Annual Information Form for more details.

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3 Description of our business

Bell’s 5G network covered 82% of Canada’s population at December 31, 2022, a significant increase from the 26% of Canada’s population covered at the end of 2020, attributable in part to our capital expenditure acceleration program described above. In 2022, Bell launched its 5G+ service, a faster and more responsive service allowing for a superior mobile experience, and which covered 38% of Canada’s population at December 31, 2022. Refer to section 3.6, Networks – Wireless in this Annual Information Form for more details concerning our wireless networks.

Bell’s wireless networks received several awards in 2022. In February 2022, Bell’s 5G mobile network ranked as Canada’s fastest 5G network for the second time in a row in Ookla’s 2021 Speedtest Awards based on Speedtest results independently collected and analyzed by Ookla, a web service specializing in analysis of Internet access performance metrics, for Q3-Q4 2021 and calculated using median 5G download and upload speeds. In September 2022, Bell’s wireless network was further ranked Canada’s fastest in PCMag’s Fastest Mobile Networks Canada 2022, its annual study of mobile network performance across the country. PCMag delivers labs-based, independent reviews of the latest technology products and services. Its researchers tested service speeds in more than 30 cities and rural areas across Canada. PCMag’s analysis took place in August 2022 and ranked providers based on a weighted average of download speeds, upload speeds and average latency.

Advancing 5G and IoT solutions

Bell is working with a range of global and domestic 5G partners, including Ericsson and Nokia, to accelerate Canada’s 5G innovation ecosystem. This includes continued investment in research and development at Canadian institutions, such as a partnership between Western University and Bell creating an advanced centre for research into 5G applications across health (including mental health), transportation, education and other sectors, and a partnership with Université de Sherbrooke through the Interdisciplinary Institute for Technological Innovation (3IT) to drive broadband technology research in a broad range of sectors, including IoT, Smart Campus/Smart City, innovative manufacturing and smart energy management. On the international stage, Bell is involved in the setting of global 5G standards with our participation in the Next Generation Mobile Networks (NGMN) consortium and Third Generation Partnership Program (3GPP).

The high capacity and near instant connections offered by 5G will support a virtually unlimited range of new consumer and business applications in the coming years, including augmented and virtual reality (AR/VR), artificial intelligence (AI) and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and IoT opportunities for business and government enterprises. In 2021, our 5G network enabled the launch of TSN 5G View/Vision 5G RDS, an exclusive in-app feature that leverages Bell’s 5G network to offer fans interactive new ways to watch sports. It was initially introduced with Montréal Canadiens and Toronto Maple Leafs regional home game broadcasts, enabling fans to control the viewing angle of the game on their smartphones, getting up close to every goal, pass, hit and penalty with zoom, pause, rewind and slow motion capabilities. The feature was later expanded to Toronto Raptors home games and was expanded again in 2022 to Winnipeg Jets home games. In January 2023, we announced a partnership with Snap Inc. which introduced the first ever 5G multi-user AR basketball experience on Snapchat. Fans with a 5G device in attendance at four Toronto Raptors Welcome Toronto home games in early 2023 can join a shared AR experience where thousands can participate by teaming up and competing against each other, leveraging Snapchat’s AR technology and the unprecedented speed, latency and bandwidth capabilities of 5G.

Bell also provides a number of solutions in the fast-growing IoT sector, which enables the interconnection of a range of devices and applications that send and receive data. Bell further offers global connectivity solutions for our IoT platforms and applications, which offer customers worldwide network access and the ability to manage all of their international devices remotely from a single web platform. Bell’s lineup of innovative IoT applications includes connected telematics services, including security, safety, diagnostics and infotainment, for vehicles; fuel tank monitoring and water management solutions; fleet management solutions connecting commercial vehicles to the Internet to provide web-based analytics to manage the fleet; connected laptop solutions, enabling LTE connectivity directly from select LTE-enabled laptops; managed IoT security services that offer businesses, smart cities and other organizations employing IoT solutions a fully managed solution to detect and protect organizations from evolving cyber threats; and new solutions made available in the context of the COVID-19 pandemic, such as real-time occupancy monitoring, digital signage and sanitizer kiosks.

In Q2 2022, Bell launched a private mobile network (PMN) at the Centre for Port Innovation, Engagement and Research (The PIER), an innovation hub in Halifax focused on developing innovative solutions for supply chain and logistics in the transportation industry. The PMN enables The PIER members and start-ups to trial innovative new solutions to help improve worker safety, increase port operations efficiency and further enhance the reputation of the Port of Halifax. Bell is a Founding Partner and the exclusive telecommunications provider of The PIER. Our PMN enables IoT solutions that help support business-critical functions with real-time data monitoring and reporting, as well as support all partners as they work to develop commercial opportunities seeking to benefit Canadian and global companies and their customers.

Next-generation high-speed internet

and TV services

Our strategic imperative to build the best networks is focused on the expansion of our all-fibre network to more homes and business locations. At December 31, 2022, our broadband fibre network, consisting of fibre-to-the-premise (FTTP) and fibre-to-the-node (FTTN) locations, covered approximately 10 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. Our all-fibre network enables the delivery of Bell’s next-generation fibre-optic high-speed Internet service marketed as Fibe Internet, offering symmetrical download and upload speeds of up to 3 gigabits per second (Gbps) with FTTP through our Gigabit Fibe 3.0 service, and symmetrical download and upload speeds of up to 8 Gbps with FTTP through our Gigabit Fibe 8.0 service available in eligible areas of Toronto. Fibe Internet further offers download speeds of up to 100 megabits per second (Mbps) with FTTN. Our network also enables the delivery of our Internet service marketed as Virgin Plus Internet, offering download speeds of up to 300 Mbps. Refer to section 3.6, Networks – Wireline – High-speed fibre deployment in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed Internet services.

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As Bell extends its direct fibre links in urban and suburban centres, we are also delivering broadband speeds to smaller towns and rural locations with our innovative Wireless Home Internet fixed wireless service, which is based on 5G-capable WTTP technology. With the expansion of wireless cell site coverage, deep fibre backhaul and advancements in technology, the cost to provide a fixed wireless solution has become viable in rural areas where it is uneconomical to deploy FTTP. In 2021, we completed the buildout of our Wireless Home Internet service in smaller towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching our target of 1 million locations one year ahead of schedule. Already delivering download speeds of up to 25 Mbps, Bell increased its Wireless Home Internet service’s download speeds to up to 50 Mbps and upload speeds to 10 Mbps (50/10) in the fall of 2020, which enhanced speeds are now available to a majority of customers. In August 2021, an agreement with Casa Systems, Inc. was announced for the upgrade of Bell’s WTTP network to 5G to further boost speed and capacity for Wireless Home Internet customers.

Our FTTP and FTTN broadband fibre network also enables the delivery of Bell’s IPTV services, namely Fibe TV, the Fibe TV app and Virgin Plus TV.

Bell’s Fibe TV service, built on an IPTV platform, offers a wide range of flexible programming options and innovative features to customers in Ontario, Québec, the Atlantic provinces and Manitoba, such as: the Fibe TV wireless receiver, which enables customers to enjoy the Fibe experience on up to five additional TVs anywhere in the home without the hassle of running cable through the house; the Restart and Look Back features, enabling customers to rewind and watch TV shows already in progress from the beginning and up to 30 hours after they started; and the Trending feature, which lists the five most-watched shows in both English and French among Fibe TV customers at any given time and allows customers to switch to watch live or Restart from the beginning. Fibe TV further allows access to Crave, Prime Video and YouTube directly from customer TV receivers, providing a seamless experience. The Fibe TV app brings the rich Fibe TV viewing experience to laptops, smartphones, tablets, Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast and a variety of Android TV devices, with access to more than 500 live and on-demand channels at home or on the go, which allows customers to seamlessly transfer a channel being viewed from a mobile device to a TV, or resume what is being watched on TV on a mobile device, and allows customers to control their TVs with their mobile devices. In addition, Fibe customers can download their personal video recordings with the Fibe TV app to watch on iOS and Android mobile devices without Wi-Fi network access, and customers can pause and rewind live TV on any device with the Fibe TV app. In 2021, the availability of the Fibe TV app was extended to customers in Manitoba. In 2022, Bell introduced the new evolution of Fibe TV with thousands of apps and powerful search options to make our customers’ experience even better. With the latest Google Android TV technology, Fibe TV now provides access to over 10,000 apps from Google Play. Viewers can easily find the content they want to watch, and explore new and exciting entertainment with a voice remote powered by Google Assistant and intuitive universal search capabilities that will find content across Fibe TV and supported subscribed streaming services. With added Cloud PVR capabilities, viewers can store content for up to a year to watch at their convenience.

In addition, we offer the Fibe TV app service in Ontario and Québec as a standalone app-based live TV streaming service that offers live and on-demand programming. With no traditional TV set-top box required, the Fibe TV app offers up to 500 live and on-demand channels on laptops, smartphones, tablets, Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast and a variety of Android TV devices. The standalone Fibe

TV app offers access to two TV streams at a time and customers can add individual channels to build their own packages. Like Bell’s Fibe TV service, the standalone Fibe TV app operates as a licensed broadcast service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or Wi-Fi networks outside the home.

In 2020, we launched Virgin TV (now Virgin Plus TV), a completely new way for Virgin Plus Internet members in Ontario and Québec to watch live and on-demand TV shows and live sports on any screen they want. Virgin Plus TV is an app-based service that does not require a traditional TV set-top box or installation, and it works on virtually all devices – iOS and Android smartphones and tablets, laptops, Amazon Fire TV, Android TV, Apple TV and Google Chromecast. The Virgin Plus TV app lets members watch two streams at once, pause and rewind live TV, resume on-demand programs where they left off, and track all the top trending shows.

In 2020, Bell launched the Bell Streamer, an all-in-one 4K High Dynamic Range (HDR) streaming device powered by Android TV that offers customers in Ontario and Québec all-in-one access to the Fibe TV app, support for all major streaming services and access to thousands of apps on Google Play.

National wireline service provider with market leadership position

Our leadership position in broadband Internet and TV and our broad suite of product offerings serve as a foundation for the other products and services we offer. This provides us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a standalone basis, and allows us to improve customer retention.

Our business markets team maintains a leadership position, having established relationships with a majority of Canada’s largest 100 corporations. Our team continues to deliver network-centric business service solutions to large business and public sector clients, including data hosting and cloud computing services, which are key to business communications today and increase the value of connectivity services.

Innovation in communications technology

Technological advancement plays a significant role in the success of our business. We invest in Canadian innovation and have spent approximately $600 million in research and development (R&D) capital expenditures in 2022. Our investments in R&D enable us to continue providing our customers with innovative products and services and to adopt new technologies that better support our own operations, champion the customer experience, and drive growth with innovative services. Our deployment of new and innovative networks and services is a direct result of our investment in R&D.

Over the past decades, Bell has invested in developing data analytics capabilities and AI applications in multiple areas of its operations. Providing advanced technological solutions allows us to differentiate our product and service offerings and to seek to provide greater value to our customers. As part of Bell’s objective to remain at the forefront of technology and innovation in telecommunications services, and encourage the development of, and expertise in, new emerging technologies in Canada, we partner with a range of global and domestic organizations like Google, Amazon Web Services, Inc. (AWS), Centech and the Vector Institute.

On March 3, 2022, we announced a five-year strategic engagement with the Vector Institute, an independent, not-for-profit corporation dedicated to research in the field of AI. The collaboration is expected to help to accelerate the development and adoption of AI applications

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across Bell. In November 2022, we further announced a three-year strategic partnership with Montréal innovation centre Centech. As Centech’s exclusive telecommunications provider, Bell will leverage its advanced network capabilities, 5G and AI management expertise to help emerging Canadian businesses drive innovation, growth and adoption of advanced technological solutions.

In addition, on October 25, 2022, Bell introduced Bell Ventures, its corporate venture capital initiative to encourage development of early-stage and growth companies that harness the power of Bell’s networks to drive growth and adoption of advanced technological solutions. Building on Bell’s history of innovation and investments, Bell Ventures is a natural extension of Bell’s purpose to advance how Canadians connect with each other and the world. Bell Ventures invests in early-stage and growth companies that provide advanced technology solutions seeking to further differentiate Bell’s 5G and fibre networks and deliver solutions for its customers, including in the areas of network security, IoT, robotics, telematics, clean technology (cleantech), AR/VR, and the metaverse. Recent investments by Bell Ventures include Cohere Technologies, the creator of spectrum multiplier software for 4G and 5G networks, and Boreal Ventures, a venture capital fund supporting promising Québec deep tech start-ups, created in partnership with Centech.

We also announced in 2022 a number of significant milestones in our strategic cloud and technology partnerships. In February 2022, Bell announced its deployment of Google Distributed Cloud Edge in its network, enabling more efficiency, reliability and scale while also driving new business opportunities. This is the world’s first implementation of core network functions on Google Distributed Cloud Edge, a fully managed product that brings Google Cloud’s infrastructure and services closer to where data is being generated and consumed. This advancement builds on Bell and Google Cloud’s strategic partnership, announced in 2021, to combine Bell’s 5G network leadership with Google Cloud’s expertise in multi-cloud, data analytics and AI, and to enable Bell to drive operational efficiencies and deliver richer customer experiences. In addition, Bell announced the launch of the first public multi-access edge computing (MEC) with AWS Wavelength in Canada. Building on Bell’s agreement with AWS, announced last year, together the two companies are deploying AWS Wavelength Zones throughout the country at the edge of Bell’s 5G network, starting in Toronto. Bell Public MEC with AWS Wavelength embeds AWS compute and storage services at the edge of the Bell 5G network, closer to mobile and connected devices where data is generated and consumed. This enables software developers and businesses to take full advantage of the high speed and low latency of Bell’s 5G network and the cloud with AWS to build innovative, low-latency solutions that leverage real-time visual data processing, AR/VR, AI and machine learning, advanced robotics and much more.

Our significant media assets

Bell Media’s range of video and radio content enhances the execution of our strategic imperatives by leveraging our significant network investments, delivering compelling content across all screens and platforms, and enabling us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in TV, radio, OOH and digital platforms are a key competitive advantage, as described below:

•

We own and operate 35 conventional TV stations, including CTV, Canada’s #1 network for 21 consecutive years (1), #1 Canadian advertising-based video-on-demand (AVOD) platform CTV.ca (2) and leading digital news destination CTVNews.ca, and the French-language Noovo network in Québec, including its popular AVOD platform and digital news destination Noovo.info.

•	We own and operate 27 specialty channels, including TSN, Canada’s sports leader (3), and RDS, the top French-language sports network (1).

•	We own and operate four pay TV services, as well as four direct-to-consumer streaming services, including Crave, the exclusive home of HBO in Canada, TSN and RDS.

•	We own 109 licensed radio stations in 58 markets across Canada, all available through the iHeartRadio Canada app alongside an extensive catalogue of podcasts.

•	We lead Canadian TV media competitors in the digital landscape in the number of unique visitors, page views and total page minutes.

•

We own Astral, a leader among Canada’s OOH advertising companies with more than 45,000 advertising faces strategically located across the country. Astral offers six product lines: outdoor advertising, lifestyle networks, street furniture, airport, large digital format and transit.

•

We own Crave, a subscription-based video-on-demand streaming service providing premium content and a robust lineup of video programming. Crave features a broad catalogue of sought-after content and Emmy Award-winning programming. With Crave, HBO and HBO Max original programming, box-office hits and original Canadian content are available directly to all Canadians with access to the Internet. As a bilingual service, Crave offers English and French-language content through participating TV providers and streaming platforms. STARZ remains available through participating service providers and directly to consumers as a separate add-on.

•	Our noovo.info website offers exclusive original features dedicated entirely to news, which represents the final piece to Noovo’s multi-platform news division.

•

Through CTV’s all-in-one digital video platform and streaming from CTV.ca and the CTV app on smartphones, Smart TVs and other connected devices, audiences can get even more value from their TV subscriptions all in one place, with livestreams and on-demand viewing of programming from CTV Comedy Channel, CTV Drama Channel, CTV Sci-Fi Channel, CTV Life Channel, CTV2, Discovery, E! and MTV, as well as Canada’s #1 lineup from CTV (1). The platform provides access for subscribers of CTV-branded entertainment channels to stream premium content from those channels, as well as CTV Throwback and CTV Movies, all at no additional cost and with one simple login.

•

We continue to provide live and on-demand access to content from our specialty networks, BNN Bloomberg, TSN, RDS and other brands in news, sports and entertainment. As discussed under Advancing 5G and IoT Solutions above, TSN and RDS operate TSN 5G View/Vision 5G RDS, an exclusive in-app feature that leverages Bell’s 5G network to offer fans interactive new ways to watch sports, and which was expanded in 2022 for TSN’s regional coverage of Winnipeg Jets home games.

(1)	Based on data provided by Numeris, a data company providing audience data and insights capturing media behaviours for the Canadian media industry.

(2)	Based on data provided by Comscore, Inc., an American media measurement and analytics company.

(3)	Based on the depth and breadth of broadcasted sporting events, and TSN’s reach, according to data provided by Numeris, and TSN being the consumer preferred brand for live sports and sports news.

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Our competitive strengths also include our broad reach across Canada, our ability to deliver top programming for conventional, specialty and pay TV and streaming services, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

Refer to section 2.3, Deliver the most compelling content of the BCE 2022 MD&A, on page 34 of the BCE 2022 Annual Financial Report, for a description of certain agreements entered into and initiatives launched in 2022 by Bell Media.

3.4	Marketing and distribution channels

Bell Wireless and Bell Wireline

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines wireline local voice and long distance, high-speed Internet, TV and smart home, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers with more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate new customer acquisition and retain existing customers or to respond to competitive actions in our markets.

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brand is complemented by our other brand marketing efforts, reinforcing awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. In July 2021, Virgin Mobile Canada officially rebranded to Virgin Plus, a new name and a new identity that reflect the company’s evolving service offerings beyond mobility.

Specifically for Bell Wireless, acquiring and retaining subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer unlimited plans featuring unlimited data access with no overage charges. We also offer SmartPay device financing plans that let Bell Mobility customers buy their new smartphones with 24 interest-free instalments separate from their service plan, and we similarly offer Sweet Pay device financing plans for Virgin Plus customers. In addition, we offer Connect Everything plans that provide a way to link all of a customer’s Bell devices with a pool of data to share across smartphones, tablets, smartwatches and other devices, such as wireless trackers, security cameras and vehicles with Bell Connected Car. In January 2022, we introduced new mobile unlimited Ultimate plans to make the most of 5G with more data at maximum speeds, international messaging, high-definition video quality and hotspot capability. We also continue to offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. As the Canadian wireless market further matures and competition intensifies, customer retention is increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

We deliver our products and services to residential wireless and wireline customers through:

•	more than 1,000 Bell, Virgin Plus, Lucky Mobile and The Source retail locations

•	national retailers such as Best Buy, Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and WIRELESS etc., as well as a network of regional and independent retailers in all regions

•	call centre representatives

•	our websites, including bell.ca, virginplus.ca, luckymobile.ca and thesource.ca

•	door-to-door sales representatives.

On January 31, 2023, Bell and Staples Canada ULC (Staples) announced a multi-year exclusive agreement to sell Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada for consumers and small businesses, starting in the first half of 2023. In addition, Bell and Staples will partner to sell Bell wireless and wireline services direct to medium-sized businesses through the Staples Professional sales team, backed by Bell’s advanced communications expertise.

We also offer eligible customers the convenience of One Bill for Internet, TV, home phone, wireless and smart home services.

For small and medium-sized business customers, our small and medium business (SMB) team offers a wide range of wireline and wireless services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV, and IoT solutions, along with many other communications solutions, all designed for companies. All solutions are sold through dedicated call centre representatives and our bell.ca website, as well as our retail network and door-to-door sales representatives.

Communications solutions for large enterprise customers, including since 2021 our wireless services, are delivered by our business markets team, and our products and services are sold through dedicated sales representatives, certified resellers and competitive bids. Prior to 2021, our wireless products and services were delivered to these business customers through the same channels as those previously described for services to residential customers and were also served by our nationwide sales team responsible for the sale of wireless products and services to business customers, as well as the execution of sales contracts. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in providing large enterprise customers with complex communications products and services. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet, private networks and broadcasts, voice and unified communications, customer contact centre, security solutions, cloud solutions, IoT and MEC.

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Our wholesale business communications products and services are delivered by our wholesale team. They are sold through our dedicated sales representatives, web portals and call centres.

Restrictive measures taken by Canadian governments to combat the COVID-19 pandemic included the temporary closure of non-essential businesses, including most locations in our retail distribution channels. While the subsequent lifting of these measures allowed the reopening of our retail distribution channels and the elimination of in-store COVID-19 restrictions by the second half of 2022, traffic to our retail locations did not return to pre-pandemic levels. In response to the COVID-19 pandemic, we enhanced online and phone sales and support, equipped team members to work from home, retrained thousands of team members as service agents and introduced innovative remote installation practices. We also encouraged customers to take advantage of MyBell online and mobile self-serve options and launched enhanced online and appointment-based sales options.

Bell Media

Bell Media’s TV and OOH advertising customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media also has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty TV and pay TV are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty TV, pay TV channels and streaming services are delivered through distribution arrangements with BDUs, and its radio programming is distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media also distributes its video and radio programming through a variety of non-traditional means, such as mobile and Internet streaming (iHeartRadio). Crave is available through participating TV providers across Canada, which provide the added opportunity to access the Crave linear channels on traditional set-top boxes, as well as via on-demand channels, through the Crave app and online at Crave.ca. Crave, TSN and RDS are also available directly via the Internet through each brand’s official website and app. Crave, TSN and RDS can be streamed on the web and through partner platforms such as iOS and Android mobile devices, Apple TV, Android TV, Amazon Fire TV, Bell Streamer, Chromecast, Roku, Smart TVs, Sony PlayStation and Xbox One. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in key urban cities across the country.

3.5	Transformation of our networks, systems and processes

We are transforming our networks, systems and processes with three main objectives: (a) to become more agile in our service delivery and operations, including self-serve and instant-on capabilities for our customers; (b) to ensure best quality and best customer experience; and (c) to develop a new network infrastructure that enables a competitive cost structure with rapidly growing capacity needs, and enabling new revenue opportunities. We are leveraging new technologies, such as software-defined networks, big data and AI/machine learning, and cloud technologies, focusing primarily on automating our processes. These technologies offer unprecedented levels of flexibility, automation and elastic capacity, enabling 5G, IoT, enhanced Internet, communication and video services, as well as the next generation of enterprise cloud applications, which all depend heavily on these capabilities. In 2022, we announced significant milestones in our partnerships with AWS and Google Cloud, building towards the objective of accelerating our transformation to a hybrid cloud environment. These various transformation initiatives have produced tangible business benefits in multiple technology domains, resulting in increased agility in development and operations while reducing costs.

3.6	Networks

The telecommunications industry is evolving rapidly as it continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-service IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

•	national transport networks for voice, data and video traffic, including Internet traffic

•	urban and rural access networks and infrastructure for delivering services to customers

•	national wireless networks that provide voice, data and video services

Wireless

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, as well as touch screen tablets, IoT devices and other devices designed for data services such as video and audio streaming, IoT communications, e-mail, messaging, Internet access and social networking. We also support international roaming to over 230 outbound destinations, with 209 of them supporting 4G LTE and 63 supporting 5G.

HSPA+ network

Our wireless HSPA+ network offered high-speed mobile access to 99% of Canada’s population at December 31, 2022, covering thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

4G LTE network

With Bell’s 4G LTE wireless network coverage, customers have data access speeds similar to those of broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games, or videoconference and chat with virtually no delays or buffering. The HSPA+ and LTE networks work together such that most Bell LTE devices support both networks.

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Our LTE wireless network reached more than 99% of Canada’s population coast-to-coast at December 31, 2022 with theoretical peak download speeds of up to 150 Mbps, with expected average download speeds of 18 to 40 Mbps. LTE currently accounts for 81% of our total wireless data traffic.

LTE-A network

With Dual-band LTE-A technology, Bell generally delivers theoretical peak download speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). By assigning three radio channels or carriers to one user, we generally deliver, with Tri-band LTE-A technology, theoretical mobile data peak download speeds of up to 335 Mbps (expected average download speeds of 25 to 100 Mbps). With the addition of multiple-input and multiple-output (MIMO) technologies and quadrature amplitude modulation (QAM), we can deliver in certain areas theoretical peak download speeds of up to 800 Mbps with Dual-band LTE-A technology and 1.2 Gbps with Tri-band LTE-A technology.

Bell’s LTE network is also capable of delivering Quad-band LTE-A service. Quad-band technology leverages four bands of wireless spectrum to boost LTE-A speeds to the gigabit level. In addition to employing a combination of carrier aggregation, Bell also uses 256 QAM and 4X4 MIMO technologies to increase spectrum efficiency and multiply capacity. Bell’s enhanced Gigabit LTE-A network is available in select cities across Canada. Quad-band LTE-A now offers theoretical mobile data peak download speeds of up to 1.5 Gbps in markets across Canada (expected average download speeds of 25 to 325 Mbps).

At December 31, 2022, Bell’s LTE-A network provided service to approximately 96% of the population in Canada. In addition, our Quad-band LTE-A service had expanded to over 60% of Canadians at December 31, 2022.

LTE-M network

Our LTE-M network is a subset of our LTE network supporting low-power IoT applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell’s national network. An expanded reciprocal roaming partnership with AT&T Inc. (AT&T) provides Bell Canadian business customers with access to AT&T’s LTE-M network across the United States and also enables AT&T’s customers to roam on Bell’s national LTE-M network in Canada. Our LTE-M network is available in most Canadian provinces.

5G network

In June 2020, Bell launched its 5G wireless network, offering enhanced mobile data speeds and the latest 5G-capable smartphones. The high capacity and near instant connections offered by mobile 5G will support a virtually unlimited range of new consumer and business applications in coming years, including AR/VR, AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and IoT opportunities for business and government enterprises. In 2021, Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum in the auction conducted by ISED. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. In 2022, Bell continued to expand its 5G network to new markets across Québec, Ontario, the Atlantic provinces and Manitoba. Bell’s 5G network covered 82% of Canada’s population at December 31, 2022, a significant increase from the 26% of Canada’s population covered at the end of 2020, attributable to our capital expenditure acceleration program announced on February 4, 2021 and further enhanced on May 31, 2021.

In July 2022, Bell began deploying 3500 MHz wireless spectrum, unleashing the next phase of 5G advancement and allowing Bell to launch its 5G+ service. Bell 5G+ is expected to be faster and more responsive, allowing for a superior mobile experience. In Toronto, speeds with 5G+ are over 50% faster than 5G. Initially launched in southern Ontario, the service was expanded to other communities in the remainder of 2022 and reached 38% of Canada’s population at December 31, 2022, with the availability of peak theoretical download speeds of 1.7 Gbps in select markets.

Also in 2022, Bell announced plans to roll out a 5G standalone (SA) core network, starting in Toronto. The addition of 3500 MHz wireless spectrum allows Bell to deliver a new 5G core network to Canadian businesses, supported by world-class SA architecture, and which is expected, over time, to unlock even faster speeds and ultra-low latency. Over time, a 5G SA core network will provide additional benefits such as network slicing and is expected to enable a full range of 5G features and functionality for both enterprise and consumer use cases, and support the massive growth of IoT.

Wireline

Voice and data network

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Detroit, Minneapolis, Ashburn (Virginia) and Seattle in the United States.

Our network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business-grade IP virtual private network (IP VPN) services that connect our customers’ offices throughout Canada and around the world. The IP VPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec, the Atlantic provinces and Manitoba.

To improve reliability and increase network capacity to support the rapidly growing volumes of wireless and Internet usage carried on our networks, for several years we had been upgrading all of our fibre-based national backbone network with the deployment of 100 gigabit technologies. To satisfy continued traffic growth, in 2018 Bell started the next phase of the national backbone network upgrade with the deployment of 200 gigabit dense wavelength division multiplexing (DWDM) technologies. In April 2021, Bell announced commercial 400 gigabit wavelength service deployed across major spans of Bell’s fibre infrastructure to deliver significantly increased connectivity speed and capacity while optimizing network performance and energy efficiency. 400 gigabit technology increases fibre capacity using less network hardware and more automation to deliver four times the data speed and 50% more capacity per wavelength.

Key traffic routes span more than 25,000 kilometres across Canada and into the United States.

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On November 16, 2021, Bell and Nokia announced the first successful test of 25G PON fibre broadband technology in North America, which validates that current GPON and XGS-PON broadband technology and future 25G PON can work seamlessly together on the same fibre hardware, which is being deployed throughout the network. 25G PON delivers significant symmetrical bandwidth capacity that will support new use cases such as premium service and 5G transport.

High-speed fibre deployment

Our strategic imperative to build the best networks is focused on the expansion of our all-fibre network to more homes and business locations. Over the past few years, we have upgraded our access infrastructure by deploying fibre closer to our customers using FTTN with pair bonding technology, and overlaying legacy copper and FTTN with FTTP. In addition, Bell continues to deploy FTTP to all new urban and suburban housing developments in Ontario, Québec, the Atlantic provinces and Manitoba, in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is the best available network architecture to support future bandwidth-demanding IP services and applications. Our residential fibre-optic Internet service, marketed as Fibe Internet and Virgin Plus Internet, is enabled by our FTTP and FTTN networks, offering symmetrical download and upload speeds of up to 3 Gbps with FTTP through our Gigabit Fibe 3.0 service, and symmetrical download and upload speeds of up to 8 Gbps with FTTP through our Gigabit Fibe 8.0 service available in eligible areas of Toronto, as well as download speeds of up to 100 Mbps with FTTN.

In addition to the significant deployments of FTTP direct fibre connections announced in prior years, which continued throughout the Greater Toronto Area/905 region surrounding Toronto and on the island of Montréal, we have announced a number of new direct fibre expansions in the past few years, in line with our strategic imperative to build the best networks. In January 2020, we announced an investment of approximately $400 million to expand broadband Internet access in urban and rural areas of Hamilton, including a plan to bring direct fibre network connections to more than 200,000 homes and business locations throughout the city. In March 2020, we announced an investment of approximately $400 million to bring FTTP technology to Winnipeg, with direct fibre connections to approximately 275,000 homes and businesses throughout the city. In August 2022, we announced an investment of over $650 million in partnership with a Government of Ontario investment of $484 million to deploy Bell’s all-fibre network to over 80,000 homes and businesses in underserved regions across Ontario by 2025, as part of the Ontario Accelerated High Speed Internet Program (AHSIP). Bell also expects to deploy its all-fibre network to an additional 37,000 homes and businesses in the vicinity of the AHSIP build.

In addition to several direct fibre deployment projects announced in a number of smaller communities over the past few years, on March 22, 2021, Bell announced that it will roll out high-speed Internet service to several underserved areas of Québec in partnership with the governments of Canada and Québec as part of their “Operation High Speed” initiative to connect all Québecers by September 2022. The Bell project provides 100% fibre Internet connections to approximately 31,000 homes and businesses in nearly 100 Québec communities. In 2021, Bell subsidiary Northwestel Inc. (Northwestel) also began offering all-fibre service to customers in Dawson City, Watson Lake and Upper Liard in Yukon as part of its Every Community Project, a three-year initiative to provide high-speed Internet to 10,000 homes and businesses across Yukon and the Northwest Territories. This follows the rollout of all-fibre connections to Hay River and Inuvik in the Northwest Territories in 2020 and 2021. In 2022, Northwestel accelerated investment in rural broadband and brought full fibre service to residents and business in 17 remote, primarily Indigenous communities in Northern Canada as part of its Every Community Project. As a result, over 80% of households in Yukon and the Northwest Territories now have access to speeds that meet or exceed the national broadband objective of 50/10 Mbps with unlimited data.

Bell further announced multiple projects in 2022 to bring pure fibre Internet service to additional homes and businesses in urban and rural areas of Ontario, Québec, the Atlantic provinces and Manitoba. These projects formed part of Bell’s accelerated capital expenditures in national next-generation network infrastructure announced on February 4, 2021 and further enhanced on May 31, 2021, and which continued in 2022, enabling the delivery of 854,000 new direct fibre connections in 2022.

In April 2022, Bell introduced Bell Gigabit Fibe 3.0, a pure fibre Internet service offering symmetrical download and upload speeds of 3 Gbps. At the time it was introduced, Bell’s 3-gigabit Internet service offered the fastest Internet speeds of any major provider in Canada. The service, initially offered in eligible areas of Toronto, has since been rolled out in several communities across Ontario, Québec and the Atlantic provinces.

In September 2022, Bell introduced Bell Gigabit Fibe 8.0, with symmetrical download and upload speeds of 8 Gbps, in eligible areas of Toronto. These gigabit speeds are the fastest available in the market today among major Internet service providers (ISPs) in North America. Bell continued to expand availability of Bell Gigabit Fibe 8.0 across its footprint throughout the remainder of 2022, in addition to continuing work on its fibre buildout.

Bell Gigabit Fibe 8.0 includes the new Giga Hub with Wi-Fi 6E, enabling gigabit Wi-Fi speeds up to two times faster for connected devices shared in the home than Wi-Fi 6E solutions offered today by other major Canadian ISPs. Wi-Fi 6E is the next evolution of Wi-Fi, enabling faster speeds and lower latency when used with a compatible device, and allows customers to work, learn, video chat, stream and game online on any or all of their household devices simultaneously. Bell Giga Hub with Wi-Fi 6E is also now available to customers throughout Ontario and Québec.

At December 31, 2022, our broadband fibre network, consisting of FTTP and FTTN locations, covered approximately 10 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba.

In addition to our Fibe Internet service, we offer Internet under the Virgin Plus brand for customers in Ontario and Québec. This high-speed Internet service offers existing Virgin Plus customers download speeds of up to 300 Mbps and upload speeds of up to 100 Mbps.

Additionally, we continue to deploy our IPTV services in areas in Ontario, Québec, the Atlantic provinces and Manitoba where cable providers had long been dominant. As of December 31, 2022, our IPTV services had the capacity to service approximately 9.2 million homes in major cities and municipalities across Ontario, Québec, the Atlantic provinces and Manitoba.

WTTP

Bell began the buildout of WTTP to rural locations in Ontario and Québec in 2018 to enable its Wireless Home Internet broadband service and complements its FTTP network. WTTP is 5G-capable fixed wireless technology delivered over Bell’s wireless network using 3500 MHz spectrum to deliver high-speed Internet service to residents in smaller and underserved communities.

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In April 2020, as part of its response to the COVID-19 crisis, Bell announced the acceleration of its Wireless Home Internet rollout in rural Canada to approximately 137,000 additional homes by the end of April 2020. In addition, Bell expanded its Wireless Home Internet rollout to rural communities throughout the Atlantic provinces starting in the fall of 2020. In June 2021, Bell launched its Wireless Home Internet service in Manitoba with rollouts to eligible locations in 12 communities.

In 2021, Bell completed the buildout of its Wireless Home Internet service in smaller towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching its target of 1 million locations one year ahead of schedule. The accelerated rollout of its Wireless Home Internet service formed part of Bell’s accelerated capital expenditures in national next-generation network infrastructure announced on February 4, 2021 and further enhanced on May 31, 2021, and which continued in 2022.

Already delivering download speeds of up to 25 Mbps, Bell increased its Wireless Home Internet service’s Internet download speeds to up to 50 Mbps and upload speeds to 10 Mbps (50/10) in the fall of 2020, which enhanced speeds are now available to a majority of customers. Innovation in WTTP complements Bell’s extensive broadband fibre buildout in urban markets, and our deployment of WTTP in rural locations underscores our focus on the full utilization of Bell’s assigned wireless spectrum resources.

DSL

We also offer DSL-based Internet service in areas where Fibe Internet and Wireless Home Internet are not available, with download speeds of up to 5 Mbps.

Satellite TV service

We provide satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada (Telesat). Pursuant to a set of commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat, Bell ExpressVu currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its satellite TV service.

3.7	Employees

The table below shows the number of BCE employees at December 31, 2022 and 2021.

Number of employees at December 31	2022	2021

Bell Wireless	8,261	8,415

Bell Wireline	30,704	35,691

Bell Media	5,645	5,675

Total (1)	44,610	49,781

(1)

The total number of BCE employees at the end of 2022 was 44,610, down from 49,781 at December 31, 2021 due to the sale of a subsidiary, coupled with natural attrition, retirements and workforce reductions.

Approximately 43% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2022.

The following collective agreements covering 250 or more employees were ratified in 2022:

•

the collective agreement between Unifor and Bell Canada (Clerical) covering approximately 3,940 clerical employees expired on November 30, 2021. A new collective agreement was ratified on August 18, 2022.

•

the collective agreement between Unifor and Bell Canada (Atlantic, Craft and Clerical) covering approximately 1,530 craft and clerical employees expired on December 31, 2021. A new collective agreement was ratified on September 15, 2022.

•

the collective agreement between Telecommunications Employees Association of Manitoba and Bell Canada (Bell MTS) covering approximately 560 employees expired on February 19, 2022. A new collective agreement was ratified on November 2, 2022.

•

the collective agreement between Unifor and Bell Technical Solutions Inc. (BTS) (Ontario, Craft) covering approximately 3,560 craft employees expired on May 6, 2022. A new collective agreement was ratified on May 28, 2022.

•	the collective agreement between Unifor and BTS (Québec, Craft) covering approximately 1,630 craft employees expired on May 6, 2022. A new collective agreement was ratified on November 25, 2022.

•

the collective agreement between Unifor and Bell Media (CTV Toronto Specialties) covering approximately 580 employees expired on May 31, 2022. A new collective agreement was ratified on November 9, 2022.

The following collective agreements covering 250 or more employees will expire in 2023:

•	the collective agreement between Unifor and Expertech Network Installation Inc. (Craft) covering approximately 700 employees will expire on November 30, 2023.

•	the collective agreement between Unifor and Bell Media (CTV Agincourt) covering approximately 460 employees will expire on December 31, 2023.

The following describes the status of collective agreements covering 250 or more employees that have already expired:

•

the collective agreement between Unifor and Bell Canada (Bell MTS) covering approximately 475 employees expired on December 19, 2022. Negotiations are anticipated to begin in the first quarter of 2023.

3.8	Corporate responsibility

General

ESG practices form an integral part of BCE’s corporate responsibility approach. Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world around them. Our approach to corporate responsibility is to manage the company in ways that support the social and economic prosperity of our communities while safeguarding the environment, with a commitment to the highest ESG standards.

BCE has implemented a range of ESG policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and

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competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

These BCE policies include, among others, the following:

•	Code of Business Conduct

•	Data Governance Policy

•	Information Security Policy

•	Privacy Policy

•	Environmental Policy

•	Supplier Code of Conduct

•	Procurement Policy

•	Political Contributions Policy

•	Journalistic Independence Policy

•	Mandatory Reporting of Internet Child Pornography

•	Health & Safety Policy

•	Employee Privacy Policy

•	Mental Health Policy Statement

•	Workplace Violence and Harassment Prevention Policy

•	Community Investment Policy

•	Human Rights and Accommodation Policy

We report annually on our corporate responsibility performance and our ESG practices. In previous years, this was done in an annual Corporate Responsibility Report. This year we will not publish a Corporate Responsibility Report. Instead, we are presenting both our financial and non-financial performance in BCE’s integrated annual report for the year ended December 31, 2022 (BCE 2022 Integrated Annual Report), available at BCE.ca. For greater certainty, the BCE 2022 Integrated Annual Report is not part of this Annual Information Form and is not incorporated by reference herein.

Additional information regarding our corporate governance and risk management practices, as well as our corporate responsibility strategy and related activities and outcomes, can be found in section 1.5, Corporate governance and risk management and section 1.6, Capitals and our corporate responsibility of the BCE 2022 MD&A, on pages 22 to 32 of the BCE 2022 Annual Financial Report.

Environment

Environmental protection and efficient energy performance are core to our corporate responsibility approach. Our Environmental Policy, which is reviewed annually, contains principles that support our goals, ranging from exercising due diligence to meet or exceed requirements of the environmental legislation that applies to us, to preventing pollution and promoting cost-effective resource and waste minimization initiatives. We have instructed subsidiaries subject to this policy to support these principles, and have established an executive-level committee to oversee the implementation of the policy.

We monitor our operations to seek to ensure that we comply with our Environmental Policy, environmental requirements and standards, and take action seeking to prevent and correct problems when needed. We have an environmental management system in place that:

•	enables systematic environmental risks and opportunities management, including cost savings

•	establishes a course of corporate environmental action

•	seeks to provide early warning of potential problems
•	identifies environmental management accountability from top management to employees

•	seeks to ensure ongoing improvement through regular monitoring and reporting

Since 2009, Bell Canada maintains an environmental management system certified to the ISO 14001 standard, making us the first North American communications company to be so designated(1). This certification covers Bell Canada’s administrative oversight of the environmental management system associated with the development of policies and procedures for the delivery of services for business sectors including landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services. In addition, in 2020, our energy management system was certified to be ISO 50001-compliant, making us the first North American communications company to be so designated(2). This certification covers the corporate level administrative management activities related to Bell Canada’s energy management program at its national business locations associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, TV, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.

One of our key tools is our Corporate Environmental Action Plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting our objectives.

For the year ended December 31, 2022, we spent $12 million as expenses and $14 million as capital expenditures for environmental activities. For 2023, we have budgeted $14 million of expenses and $116 million of capital expenditures to seek to ensure that our Environmental Policy is applied properly, that our environmental risks are minimized and that we progress towards our GHG emissions reduction targets.

Additional information regarding our environmental protection activities can be found in section 1.6, Capitals and our corporate responsibility of the BCE 2022 MD&A, on pages 25 to 32 of the BCE 2022 Annual Financial Report.

Summary of Task Force on Climate-related Financial Disclosures (TCFD) disclosures on climate-related risks and opportunities

Alignment with recommendations of the TCFD

BCE welcomes the increased demand from our stakeholders for transparency regarding our climate-related risks and opportunities. We take seriously our responsibility to disclose our performance and initiatives on climate-related matters. We also believe it is important to detail how related risks and opportunities can affect our business. As a result, we report on climate-related information in accordance with the recommendations from the TCFD in our TCFD Report on Climate-Related Risks and Opportunities (TCFD Report), available at BCE.ca. For greater certainty, our TCFD Report is not part of this Annual Information Form and is not incorporated by reference herein. A summary of our TCFD Report is described below.

Governance

The BCE Board has overall responsibility for supervising the management of BCE’s business and affairs, which includes taking into account the effects of climate change. The BCE Board has established clear lines of authority and oversight over our climate-related risks and

(1)

Bell’s review in 2020 of publicly available information for North American communications and telecommunications companies indicated Bell was the first of its North American communications and telecommunications competitors to receive ISO 14001 certification.

(2)

Bell’s review in 2020 of publicly available information for North American communications and telecommunications companies indicated Bell was the first of its North American communications and telecommunications competitors to receive ISO 50001 certification.

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opportunities, with primary accountability at the BCE Board committee level. The committees with oversight over climate-related risks and opportunities are:

•	Risk and Pension Fund Committee (RPFC): oversees environmental and business continuity risks, including those related to climate change.

•	Corporate Governance Committee (CGC): responsible for the oversight of our ESG strategy and disclosure, including climate change.
•

Management Resources and Compensation Committee (MRCC): oversees human resources issues and tracks our corporate performance against our ESG targets. Our GHG reduction targets are part of the ESG targets linked to compensation.

•	Audit Committee (AC): monitors significant ESG issues that could impact financial reporting and approves risks and assumptions disclosure related to climate change.

(1) Health, Safety, Security, Environment and Compliance Oversight Committee

While the BCE Board is responsible for BCE’s risk oversight program, management has established a governance framework through the Health, Safety, Security, Environment and Compliance Oversight Commitee (HSSEC Committee). The Energy Board and the Corporate Responsibility Board report to the HSSEC. The HSSEC Committee supports the BCE Board’s mandate to oversee health and safety, security, environmental and compliance risks, and seeks to ensure they are addressed through efficient programs implemented within the various business units. In addition, two management committees, the Energy Board and the Corporate Responsibility Board, report to the HSSEC Committee. We have also implemented internal working groups aimed at overseeing specific elements of our climate change strategy. This includes the Carbon Reduction Task Force, the Carbon Innovation Working Group, and the Climate Resiliency Task Force.

The management and oversight of climate-related matters have been integrated into the roles and responsibilities of executives, management and other team members. Remuneration is linked to the successful delivery of our corporate-wide climate change strategy through the evaluation of progress against climate-related commitments and targets.

Strategy

BCE takes the risks of climate change very seriously. We also recognize that climate change could bring opportunities for our business. This includes higher demand for our products and services, which could contribute to a cleaner economy and enhance our brand value and corporate reputation. We have identified the following main climate-related risks and opportunities that could impact BCE. Although the TCFD recommends disclosure on this matter only where such information is material, we are voluntarily reporting under this section without limiting our disclosure to what is material to BCE.

Climate-related risks

In alignment with the TCFD recommendations, we categorize climate-related risks into transition and physical risks. Transition risks are associated with the transition to a lower-carbon economy. This may include extensive regulatory, technology, and market changes needed to address mitigation and adaptation requirements related to climate change. Physical risks are associated with the physical impacts from a changing climate and can either be event driven (acute) or longer-term shifts (chronic) in climate patterns. For the purpose of disclosures recommended by the TCFD, we have focused on six main climate-related risks, which fall under the transition and physical risk categories identified by the TCFD.

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Climate-related risks

Transition	Physical
• Carbon pricing regulations, which could increase operational costs due to rising price of energy

•  Acute risks through the increased severity and frequency of extreme weather events (e.g., flooding, ice storms, wildfires and extreme temperatures), which could increase operating costs, impair assets and impact insurance requirements

• End-of-life treatment of our technologies, which could increase operational costs due to increase in e-waste treatment programs and management systems
• Market shifting supply and demand for energy, which could increase operational costs due to rising price of energy	• Chronic risks linked to rising mean temperatures, which could impact operating costs and increase capital investments required in new resilient technology and construction

•  Reputation risks through public perception on accountability and managing climate-related issues, and climate-related disclosures and ESG rankings, which could impact demand for our products and services and cost of capital

Climate-related opportunities

The effects of climate change can also create opportunities for BCE, including in the following areas:

Climate-related opportunities

Reputation	Products & services

•  Enhanced public perception on accountability and managing climate-related issues, which could increase demand for our products and services

•  Climate-related disclosures and ESG rankings, as improved disclosures and rankings could lead to decrease in cost of capital

• Development and increased growth of our digital products and services, which could help customers to reduce their carbon footprint and adapt to climate change by improving business resiliency

Climate scenario analysis

In 2021, we updated our previous climate-related scenario analysis from 2020 to reflect the latest Intergovernmental Panel on Climate Change (IPCC) conclusions.

The qualitative and quantitative climate scenario analysis studied a number of future emissions pathway scenarios. The analysis took into consideration low and high temperature warming scenarios for both physical and transition risks over a short-(five-year), medium-(10-year) and long-term (20-year) time horizon. We selected and used six distinct scenarios in our analysis.

Our scenario analysis included the following climate-related risks, which we identified as having a potential financial impact on our business:

•	Physical risks: Flooding, wildfires, ice storms and temperature

•	Transition risks: Regulation and reputation

The results of the scenario analysis were provided to BCE’s HSSEC, CGC and RPFC. This enables these committees to review the potential financial impacts from climate change and equips them with the information needed to incorporate climate-related risks and opportunities into future decision-making and strategic planning.

Risk management

BCE’s processes for identifying, assessing and managing climate-related risks are integrated into our multidisciplinary, company-wide risk identification, assessment and management processes.

Identification and assessment of climate-related risks: The Corporate Responsibility and Environment (CR&E) team monitors industry trends and publications, consults with subject matter experts and works collaboratively with BCE’s Risk Advisory Services (RAS) team. Through this, the team ensures that risks are appropriately documented and profiled within the organization. Identified risks are assessed based on a number of criteria. This includes the potential nature, scale and scope of impact if the risk were to occur. The likelihood of occurrence is also assessed, predicated on a combination of the level of threat posed to the organization by the risk, and the organization’s vulnerability to a related risk event.

Reporting of climate-related risks: Risk exposures for climate-related risks are communicated by the CR&E team internally as part of standard management practices, with regular oversight review at HSSEC Committee meetings, and quarterly by the RPFC. Our climate risk reporting framework is based on the TCFD risk classification framework. A risk analysis report covering Bell’s most prominent risks is generated and provided annually to the BCE Board.

Assessment of climate-related opportunities: We seek to prioritize initiatives with the highest potential for carbon reduction either for the company or for our customers. Opportunities are assessed based on a cost-benefit approach by the Energy Board and findings are reported to the HSSEC Committee, the RPFC and CGC, and evaluated for potential benefit to Bell.

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Metrics and targets

BCE assesses climate-related risks and opportunities in line with its strategy and risk management processes. Although the TCFD recommends disclosure on key metrics and targets only where such information is material, we voluntarily report without limiting our disclosure to what is material to BCE. The key metrics used to monitor our performance are:

•

Opportunity metrics – Carbon abatement by our customers: Bell’s products and services used by our external customers and within our own operations help fight climate change and adapt to its impacts. Bell technologies have enabled carbon abatement, both for our external customers and within our own operations, of more than 1,379 kilotonnes of CO2 equivalent (CO2e) in 2020. This is equal to 5.2 times our operational carbon footprint(1). Our vision for the future is to continually increase Bell technologies’ carbon abatement ratio(2) by developing and providing carbon-reducing products and services(3).

•

Risk metrics: The Climate Resiliency Task Force has the mandate to identify new risk metrics that will allow us to monitor our performance on managing our climate-related risks. This is done for each business unit that is directly impacted by climate change.

•

Emissions targets and performance: We seek to reduce our GHG emissions, both within our operations as well as up and down the value chain, in order to manage performance against our climate-related goals and to monitor current and future climate-related risks. We set GHG emission reduction targets to signal the importance of doing our part for climate change, ignite innovation in projects that may reduce emissions and drive progress in the right direction. We expect that the achievement of our targets will help reduce operating costs, minimize exposure to carbon pricing, benefit our reputation and introduce new market opportunities.

We are undertaking targets to be carbon neutral for our operational GHG emissions starting in 2025. We have set the following science-based targets, approved by the Science Based Targets initiative(4):

•	Reduce our absolute scope 1 and scope 2 GHG emissions(5) 57% by 2030 from a 2020 base year

•	Reach 64% of our suppliers by spend covering purchased goods and services having SBTs by 2026

•	Reduce our absolute scope 3 GHG emissions from categories other than purchased goods and services(6) 42% by 2030 from a 2020 base year

(1)

Based on a methodology we developed in collaboration with Groupe AGECO, a third-party consultant with an expertise in GHG quantification, that quantifies the carbon reduction capacity of our products and services.

(2)	Our carbon abatement ratio is defined as the number of times by which GHG emissions abated through the use of Bell technologies exceed GHG emitted by Bell’s operations.

(3)

Taking into account the products and services for which Bell has developed the technology and plays a fundamental role in its delivery to clients, as well as the products and services for which Bell has not developed the technology but enables it by providing the network.

(4)

Our SBTs may need to be adjusted in the future because the SBTi requires that targets be recalculated (following the most recent applicable SBTi criteria and recommendations) at a minimum every five years, or more often if significant changes occur (e.g., business acquisitions/divestitures).

(5)

Scope 1 emissions are direct GHG emissions from sources that are owned or controlled by Bell. Scope 2 emissions are indirect GHG emissions associated with the generation of electricity, heating/ cooling or steam purchased for Bell’s own consumption.

(6)

Scope 3 categories covered by this target include GHG emissions from capital goods, fuel- and energy-related activities, upstream transportation and distribution, waste generated in operations, business travel, employee commuting, downstream transportation and distribution, use of sold products, end-of-life treatment of sold products, franchises and investments.

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3.9	Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various subsections entitled Competitive landscape and industry trends and Principal business risks of the BCE 2022 MD&A, on pages 39 to 43, 55 and 56, 60 and 61, 63 and 64, 67, and 69 of the BCE 2022 Annual Financial Report.

See also section 3.3, Competitive strengths in this Annual Information Form for more information concerning our competitive position.

3.10	Regulatory environment

A discussion of certain legislation that governs our businesses, as well as government consultations and recent regulatory initiatives and proceedings affecting us, can be found in section 8, Regulatory environment of the BCE 2022 MD&A, on pages 86 to 90 of the BCE 2022 Annual Financial Report.

More information about the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities in this Annual Information Form.

3.11	Intangible properties

Intellectual property

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights of use. These IP Assets include, without limitation: brand names; trademarks such as names, designs and logos; copyrights of content, programs and musical works; broadcast signals, software and applications; domain names; patents or patent applications for inventions owned or produced by us and our employees; and various other copyright materials, trademarks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities, and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protections afforded under copyright, trademark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trademark rights are perpetual, provided that their registrations are renewed on a timely basis when applicable and that the trademarks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets.

Spectrum and broadcasting licences

Our intangible assets also include spectrum licences from ISED, which provide us with the right to utilize designated wireless spectrum to provide our wireless services, and broadcasting licences from the Canadian Radio-television and Telecommunications Commission (CRTC), which enable us to deliver Bell Media’s content to Canadians.

Our wireless spectrum licence holdings extend across various spectrum bands and regions across Canada, totalling more than 6.4 billion megahertz per population (MHz-Pop), corresponding to an average of approximately 182 MHz of spectrum per Canadian. In previous years, we have deployed 600 MHz, 700 MHz, 2300 MHz, 2500 MHz, 1900 MHz, AWS and 850 MHz as part of our wireless networks, and in 2022 we began deploying our 3500 MHz spectrum acquired in the 2021 auction. We intend to renew existing licences to meet network capacity requirements.

Broadcasting licences, issued by the CRTC, are important to the success of our Bell Media segment, as they allow us to deliver radio and TV services in the communities in which we operate. We seek to maintain and renew, as applicable, all such broadcasting licences required for our operations. Many of our licences are set for a five-year term and reviewed by the CRTC under a group licence approach. While we expect to continually renew our licences, the terms under which they are provided may change from one licence term to another.

20	BCE INC. 2022 ANNUAL INFORMATION FORM

4 General development of our business – three-year history

4	General development of our business –
three-year history

This section contains forward-looking statements, including relating to key transactions and the benefits expected to result therefrom. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

In line with our strategic imperatives, during the last three completed financial years we have entered into transactions and implemented various business strategies and corporate initiatives that have influenced the general development of our business. During this period, our regulatory environment has also influenced the general development of our business. The principal transactions, regulatory developments, business strategies and corporate initiatives that have influenced the general development of our business during the last three completed financial years are discussed below.

4.1	Transactions

Proposed disposition of production studios

In December 2022, we entered into an agreement to sell our 63% ownership in certain production studios and production studios currently under construction, which are included in our Bell Media segment. The transaction is expected to close in the first half of 2023 once we achieve substantial completion of the construction of the production studios and subject to customary closing conditions. As at December 31, 2022, construction of the production studios was ongoing and there remain significant construction activities which must be completed. We estimate we will receive cash proceeds of approximately $220 million from the sale transaction, which amount may vary primarily based on the actual cost incurred to complete the construction of the production studios.

Key completed transactions

We have concluded a number of transactions, including acquisitions, partnerships and investments, from 2020 to 2022 to support our strategic imperatives and our purpose to advance how Canadians connect with each other and the world. More information with respect to the most significant of these transactions is provided in the table below.

Transaction	Key characteristics

Acquisition of Distributel Communications Limited (Distributel) (2022)

•  On December 1, 2022, Bell completed its acquisition of Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. The acquisition of Distributel is expected to support growth in Bell’s residential and business customers. Distributel’s results are included in those of our Bell Wireline segment.

Acquisition of EBOX (2022)

•  In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and television services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired). Bell maintains the EBOX brand and operations, and EBOX continues providing telecommunications options for consumers and businesses in these areas.

• The acquisition is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired business are included in those of our Bell Wireline segment.

Sale of data centres to Equinix, Inc. (Equinix) (2020)

•  On June 1, 2020, BCE announced that it had entered into a definitive agreement to sell 25 data centres at 13 sites, representing substantially all of its data centre operations, to global interconnection and data centre company Equinix in an all-cash transaction valued at $1.04 billion. In the fourth quarter of 2020, we completed the sale for proceeds of $933 million, net of debt and other items.

• The transaction reinforces Bell’s strategy to focus investment on network infrastructure, content and service innovation.

Acquisition of 3500 MHZ wireless spectrum

In 2021, Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum in the auction by ISED. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. Bell acquired 271 licences for 678 million MHz-Pop of 3500 MHz spectrum – critical to enabling the full potential of 5G – for $2.07 billion. This acquisition increased Bell’s total 3500 MHz spectrum holdings to 1,690 million MHz-Pop, or 37% of this high-value spectrum available to national wireless carriers, acquired at an average cost of $1.25 per MHz-Pop.

Normal course issuer bid for BCE Preferred Shares

On November 5, 2020, BCE announced a normal course issuer bid (2020 NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding Preferred Shares that are listed on the Toronto Stock Exchange (TSX). The 2020 NCIB extended from November 9, 2020 to November 8, 2021, and BCE repurchased and cancelled an aggregate of 41,400 Preferred Shares under the 2020 NCIB. On November 4, 2021, BCE announced the renewal of its normal course issuer bid (2021 NCIB), which extended from November 9, 2021 to November 8, 2022. BCE did not repurchase any Preferred Shares under the 2021 NCIB. On November 3, 2022, BCE announced the renewal of its normal course issuer bid (2022 NCIB), which will extend from November 9, 2022 to November 8, 2023, or an earlier date should BCE complete its purchases under the 2022 NCIB. BCE initiated the 2022 NCIB because it believes that, from time to time, the Preferred

BCE INC. 2022 ANNUAL INFORMATION FORM	21

4 General development of our business – three-year history

Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds.

The actual number of Preferred Shares to be repurchased under the 2022 NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out by the TSX.

The 2022 NCIB may be conducted through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities. At December 31, 2022, BCE had repurchased and cancelled 584,300 Preferred Shares under the 2022 NCIB.

4.2	Corporate developments

Refer to the sections of the BCE 2020 MD&A and BCE 2021 MD&A, contained in the BCE 2020 Annual Report and BCE 2021 Annual Report, respectively, indicated in the adjacent table for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial years ended December 31, 2020 and December 31, 2021 that have influenced the general development of our business in 2020 and 2021. Refer to the sections of the BCE 2022 MD&A, contained in the BCE 2022 Annual Financial Report, indicated in the adjacent table for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial year ended December 31, 2022 that have influenced the general development of our business in 2022, and the priorities we intend to focus on in 2023.

MD&A	Section references

BCE 2020 MD&A	Section 1.3,	Key corporate developments

	Section 1.4,	Capital markets strategy

	Section 2,	Strategic imperatives – 2020 progress for each strategic imperative

BCE 2021 MD&A	Section 1.3,	Key corporate developments

	Section 1.4,	Capital markets strategy

	Section 2,	Strategic imperatives – 2021 progress for each strategic imperative

BCE 2022 MD&A	Section 1.3,	Key corporate developments

	Section 1.4,	Capital markets strategy

	Section 2,	Strategic imperatives – 2022 progress for each strategic imperative

	Section 2,	Strategic imperatives – 2023 focus for each strategic imperative

4.3	Regulatory environment

During the past three financial years, the general development of our business has been affected, and will continue to be affected, by decisions made by the Government of Canada and its relevant departments and agencies, including the CRTC, ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those mentioned above continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy. Refer to section 8, Regulatory environment of the BCE 2020 MD&A, BCE 2021 MD&A and BCE 2022 MD&A contained in the BCE 2020 Annual Report, BCE 2021 Annual Report and BCE 2022 Annual Financial Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced, in the financial years ended December 31, 2020, 2021 and 2022, and may in the future influence, the general development of our business.

22	BCE INC. 2022 ANNUAL INFORMATION FORM

5 Our capital structure

5	Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the TSX and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1	BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 2, 2023, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 30, Share capital of the BCE 2022 consolidated financial statements, on pages 157 and 158 of the BCE 2022 Annual Financial Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation that exceeds the 10% threshold mentioned above to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares

•	at least 80% of the members of the carrier company’s board of directors are Canadian, and

•	the carrier company is not controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2⁄3% of the voting shares of the carrier company (subject to ownership rules), the Carrier holding company must have at least 66 2⁄3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2⁄3% of its voting shares, and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians

•	refuse to register a transfer of voting shares to a non-Canadian, and

•	force a non-Canadian to sell his or her voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1⁄3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1⁄3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, TSX Trust Company, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the United States. We also provide periodic reports to the CRTC.

As of March 2, 2023, BCE had no debt securities outstanding.

BCE INC. 2022 ANNUAL INFORMATION FORM	23

5 Our capital structure

5.2	Bell Canada debt securities

Bell Canada long-term debt securities

As at December 31, 2022, Bell Canada had issued or assumed long-term debt securities as summarized in the table below.

Debt securities	Weighted average interest rate	Maturity	At December 31, 2022 (in $ millions)

1997 trust indenture	3.82%	2023-2051	16,747

1976 trust indenture	9.38%	2027-2054	975

1996 trust indenture (subordinated)	8.21%	2026-2031	275

2016 U.S. trust indenture (1)	3.32%	2024-2052	6,525

2011 trust indenture (2)	4.00%	2024	225

Total			24,747

(1)

As at December 31, 2022, Bell Canada had issued notes under the 2016 U.S. trust indenture for an aggregate amount of $4.85 billion in U.S. dollars, which have been hedged for foreign currency fluctuations through cross currency interest rate swaps.

(2)	As part of the acquisition of Manitoba Telecom Services Inc. (MTS), on March 17, 2017, Bell Canada assumed all of MTS’ debt issued under its 2011 trust indenture.

The Bell Canada long-term debt securities are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada long-term debt securities can be found in Note 25, Long-term debt of the BCE 2022 consolidated financial statements on pages 147 and 148 of the BCE 2022 Annual Financial Report.

On March 16, 2022, Bell Canada redeemed, prior to maturity, all of its outstanding $1.0 billion principal amount of 3.35% Debentures, Series M-26, due March 22, 2023, at a price equal to $1,017.396 per $1,000 of principal amount of debentures plus $16.062 per $1,000 of principal amount for accrued and unpaid interest (the M-26 Redemption).

Under its shelf prospectus dated November 16, 2020 (2020 Shelf Prospectus), Bell Canada could issue, over a 25-month period, up to $6 billion of unsecured debt securities. In addition, under its prospectus supplement dated March 12, 2021 (2021 Prospectus Supplement), Bell Canada could issue, over the same period, up to $6 billion of unsecured Medium Term Notes (MTN) Debentures.

On February 11, 2022, Bell Canada issued, under the 2020 Shelf Prospectus and a prospectus supplement dated February 8, 2022, US$750 million (C$954 million) principal amount of 3.65% Series US-7 Notes, at a price of US$99.144 per US$100 principal amount, to mature on August 15, 2052. The net proceeds of the offering were used to fund the M-26 Redemption.

In order to continue to provide Bell Canada with financial flexibility and efficient access to Canadian and U.S. debt capital markets, on March 7, 2022, Bell Canada filed with the Canadian provincial securities regulatory authorities and with the SEC a new shelf prospectus (2022 Shelf Prospectus) under which Bell Canada may issue unsecured debt securities from time to time over a 25-month period. The 2022 Shelf Prospectus effectively replaced the 2020 Shelf Prospectus and effectively cancelled the 2021 Prospectus Supplement. On May 19, 2022, Bell Canada filed a new prospectus supplement (2022 Prospectus Supplement) for the issue of unsecured MTN Debentures under the 2022 Shelf Prospectus.

On November 10, 2022, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.0 billion principal amount of 5.85% MTN Debentures, Series M-57, at a price of $99.768 per $100 principal amount, to mature on November 10, 2032. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

On February 9, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.5 billion principal amount of MTN Debentures in two series. The $1.05 billion 4.55% MTN Debentures, Series M-58, were issued at a price of $99.787 per $100 principal amount, to mature on February 9, 2030. The $450 million 5.15% MTN Debentures, Series M-59, were issued at a price of $99.500 per $100 principal amount, to mature on February 9, 2053. The net proceeds of the offerings were used to repay short-term debt and for general corporate purposes.

As at March 2, 2023, Bell Canada had issued $2.5 billion principal amount of debt securities under its 2022 Shelf Prospectus.

Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debt securities upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debt securities, as defined in the terms and conditions of the relevant series of debt securities or in the relevant trust indenture, as applicable (the Repurchase upon Change of Control Triggering Event). In addition, MTS’ 2011 trust indenture assumed by Bell Canada imposes covenants that place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. Bell Canada is in compliance with all conditions and restrictions of its debt securities.

Bell Canada commercial paper

Bell Canada may issue short-term notes (CP Notes) under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in either Canadian or U.S. currency provided that at no time shall such aggregate principal amount of CP Notes exceed $3.5 billion in Canadian currency, which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as of March 2, 2023. The sale of CP Notes pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or U.S. $3.0 billion maximum principal amount of CP Notes authorized to be outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. At March 2, 2023, Bell Canada had CP Notes outstanding under its U.S. program in the principal amount of US$1,668 million (C$2,255 million when taking into account hedges with forward currency contracts against foreign currency fluctuations). As at the same date, no CP Notes were outstanding under Bell Canada’s Canadian program.

24	BCE INC. 2022 ANNUAL INFORMATION FORM

5 Our capital structure

5.3	Credit ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on our assigned credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings below investment grade. Credit ratings are subject to change based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors that are not completely within our control. There is no assurance that we will maintain our current credit ratings and a ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 2, 2023, BCE’s preferred shares are rated by DBRS Limited (DBRS) and S&P Global Ratings Canada, a business unit of S&P Global Canada Corp. (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 2, 2023, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of the credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

In the past two years, we have paid rating agencies to assign ratings to BCE’s preferred shares, as well as to Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS and S&P include access to their websites. In addition, we paid DBRS and Moody’s for services provided relating to ratings assigned in connection with Bell Canada’s securitization programs.

Ratings for BCE and Bell Canada securities

Ratings for Bell Canada short-term debt securities

Short-term debt securities	Rating agency	Rating	Rank

Bell Canada commercial paper	DBRS	R-2 (high)	4 out of 10

	Moody’s	P-2	2 out of 4

	S&P	A-1 (Low) (Canadian scale)	3 out of 8

		A-2 (Global scale)	3 out of 7

Ratings for Bell Canada long-term debt securities

Short-term debt securities	Rating agency	Rating	Rank

Bell Canada unsubordinated long-term debt securities	DBRS	BBB (high)	8 out of 26

	Moody’s	Baa1	8 out of 21

	S&P	BBB+	8 out of 22

Bell Canada subordinated long-term debt securities	DBRS	BBB (low)	10 out of 26

	Moody’s	Baa2	9 out of 21

	S&P	BBB	9 out of 22

Ratings for BCE preferred shares

Short-term debt securities	Rating agency	Rating	Rank

BCE preferred shares	DBRS	Pfd-3	8 out of 16

	S&P	P-2 (Low) (Canadian scale)	6 out of 18

		BBB- (Global scale)	8 out of 20

As of March 2, 2023, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

BCE INC. 2022 ANNUAL INFORMATION FORM	25

5 Our capital structure

General explanation

Short-term debt securities

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments, and is based upon public statements from the respective rating agencies as of March 2, 2023.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P (Canadian scale)	A-1 (High)	D
S&P (Global scale)	A-1+	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

An S&P Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program or other short-term financial instrument, relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations.

An S&P Global rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program, and about the obligor’s capacity and willingness to meet its financial commitments.

Long-term debt securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments, and is based upon public statements from the respective rating agencies as of March 2, 2023.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

S&P’s long-term debt credit rating scale provides a forward-looking opinion of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

Preferred shares

The table below describes the range of credit ratings that each rating agency assigns to preferred shares and is based upon public statements from the respective rating agencies as of March 2, 2023.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	Pfd-1 (high)	D
S&P (Canadian scale)	P-1 (High)	D
S&P (Global scale)	AA	D

The DBRS preferred share rating scale reflects an opinion of the risk that an issuer will not fulfill its obligations with respect to both dividends and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity.

S&P’s Canadian preferred share rating is a forward-looking opinion about the creditworthiness of an obligor in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

An S&P Global rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program, and about the obligor’s capacity and willingness to meet its financial commitments.

26	BCE INC. 2022 ANNUAL INFORMATION FORM

5 Our capital structure

Explanation of rating categories received for our securities

The following explanations of the rating categories received for our securities have been published by the applicable rating agencies. The explanations and corresponding rating categories provided below are subject to change by the applicable rating agencies.

Rating agency	Description of securities	Rating category	Explanation of rating category received

DBRS	Short-term debt	R-2 (high)	upper end of adequate credit quality

capacity for the payment of short-term financial obligations as they fall due is acceptable may be vulnerable to future events

	Long-term debt	BBB (high)	adequate credit quality

capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events

	Long-term subordinated debt	BBB (low)	adequate credit quality

capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events

	Preferred shares	Pfd-3	adequate credit quality

protection of dividends and principal is still considered acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings correspond with companies with a BBB category or higher reference point

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations

	Long-term debt	Baa	subject to moderate credit risk

considered medium-grade and may have certain speculative characteristics

S&P	Short-term debt	A-1 (Low) (Canadian scale) A-2 (Global scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations rated higher

	Long-term debt	BBB	adequate protection parameters

adverse economic conditions or changing circumstances are more likely to weaken the obligor’s ability to meet its financial commitments

	Preferred shares	P-2 (Low) (Canadian scale) BBB- (Global scale)	adequate protection parameters

adverse economic conditions or changing circumstances are more likely to weaken the obligor’s ability to meet its financial commitments

BCE INC. 2022 ANNUAL INFORMATION FORM	27

5 Our capital structure

5.4	Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2022 for BCE’s common shares and each series of BCE’s first preferred shares.

		First preferred shares

	Common shares (BCE)	Series R (BCE.PR.R)	Series S (BCE.PR.S)	Series T (BCE.PR.T)	Series Y (BCE.PR.Y)	Series Z (BCE.PR.Z)	Series AA (BCE.PR.A)	Series AB (BCE.PR.B)	Series AC (BCE.PR.C)	Series AD (BCE.PR.D)	Series AE (BCE.PR.E)

January 2022
High	$67.250	$20.960	$21.250	$25.270	$21.480	$22.350	$21.820	$21.390	$22.240	$21.400	$21.360
Low	$64.135	$19.800	$19.330	$23.970	$20.500	$20.720	$20.600	$20.310	$21.460	$19.990	$20.400
Volume	50,649,630	316,448	29,550	1,534,586	111,288	25,210	253,676	102,354	95,826	227,217	168,867

February 2022
High	$68.170	$20.160	$21.150	$24.280	$21.150	$21.470	$21.570	$21.260	$21.930	$21.200	$21.100
Low	$65.050	$18.520	$20.500	$22.860	$20.140	$20.380	$20.130	$20.180	$20.420	$20.160	$19.550
Volume	58,241,451	131,510	10,225	684,229	352,580	24,298	180,047	182,636	103,288	155,181	71,520

March 2022
High	$71.940	$19.180	$20.500	$24.000	$20.710	$20.550	$20.810	$20.730	$21.150	$20.630	$20.450
Low	$66.450	$17.950	$19.090	$22.160	$19.130	$19.220	$19.130	$19.270	$19.350	$19.110	$18.940
Volume	128,764,898	154,669	32,057	598,468	130,950	27,691	207,200	133,802	287,134	168,261	265,782

April 2022
High	$74.090	$18.950	$20.110	$23.620	$20.410	$20.470	$20.500	$20.500	$20.830	$20.340	$20.160
Low	$68.220	$15.900	$17.900	$20.320	$17.770	$18.200	$17.830	$17.260	$18.150	$18.030	$18.010
Volume	58,323,847	95,803	32,264	288,031	117,032	30,986	291,662	83,013	190,770	105,070	151,692

May 2022
High	$70.530	$17.060	$18.340	$21.510	$19.000	$19.170	$19.090	$19.020	$19.620	$19.070	$19.150
Low	$66.795	$14.870	$18.120	$20.120	$18.040	$17.930	$18.020	$18.100	$18.430	$18.110	$18.050
Volume	60,348,181	60,119	2,200	150,597	115,687	20,445	132,936	107,432	78,999	85,997	50,367

June 2022
High	$69.060	$17.520	$19.490	$22.350	$19.690	$20.060	$19.810	$19.810	$20.000	$19.820	$19.650
Low	$61.420	$15.360	$18.610	$19.450	$18.680	$18.620	$18.770	$18.970	$18.830	$18.690	$18.410
Volume	94,814,778	80,679	12,326	451,872	269,134	13,352	156,077	87,945	85,480	54,112	101,172

July 2022
High	$64.965	$15.600	$18.420	$19.870	$18.900	$18.850	$19.240	$19.000	$18.990	$18.800	$18.790
Low	$62.440	$14.180	$17.350	$18.450	$17.560	$17.810	$17.850	$17.650	$17.640	$17.500	$17.480
Volume	42,448,135	60,020	16,700	151,358	110,972	7,994	171,120	106,563	94,335	68,761	43,980

August 2022
High	$66.050	$16.390	$18.940	$20.150	$19.220	$19.150	$19.440	$19.410	$19.110	$19.090	$19.060
Low	$62.960	$14.920	$17.900	$19.490	$17.500	$18.210	$18.020	$18.100	$17.960	$17.680	$17.570
Volume	44,428,852	195,522	14,211	329,495	86,392	8,500	446,842	329,508	50,821	147,809	77,538

September 2022
High	$64.490	$16.100	$19.350	$19.760	$19.190	$19.530	$19.100	$19.170	$19.000	$19.050	$19.200
Low	$57.510	$14.260	$17.800	$17.210	$17.690	$17.680	$16.630	$17.650	$17.300	$17.750	$17.650
Volume	67,656,059	52,181	60,268	82,911	58,793	12,575	177,683	115,054	57,271	117,473	118,918

October 2022
High	$61.930	$15.080	$18.240	$17.790	$18.700	$18.770	$17.650	$18.400	$18.620	$18.400	$18.270
Low	$55.660	$13.510	$17.630	$16.660	$17.640	$17.600	$16.650	$17.670	$17.280	$17.650	$17.290
Volume	51,518,312	62,522	28,833	253,725	163,365	20,232	166,889	134,237	86,545	188,024	238,549

November 2022
High	$64.440	$14.850	$18.350	$17.900	$18.740	$18.800	$17.530	$18.500	$18.310	$18.400	$18.290
Low	$61.150	$14.090	$17.940	$16.830	$17.820	$17.850	$16.750	$17.940	$17.620	$17.960	$17.900
Volume	56,725,792	221,786	27,785	203,533	247,902	193,005	134,456	162,243	120,483	150,260	260,554

December 2022
High	$64.390	$15.490	$18.440	$17.680	$18.590	$18.800	$17.490	$18.740	$18.800	$18.650	$18.550
Low	$59.050	$14.420	$17.990	$16.990	$18.030	$18.200	$16.710	$17.920	$17.990	$18.080	$18.060
Volume	67,232,678	158,315	19,200	205,074	296,751	51,878	184,496	303,951	64,644	238,539	153,964

28	BCE INC. 2022 ANNUAL INFORMATION FORM

5 Our capital structure

	First preferred shares

	Series AF (BCE.PR.F)	Series AG (BCE.PR.G)	Series AH (BCE.PR.H)	Series AI (BCE.PR.I)	Series AJ (BCE.PR.J)	Series AK (BCE.PR.K)	Series AL (BCE.PR.L)	Series AM (BCE.PR.M)	Series AN (BCE.PR.N)	Series AO (BCE.PR.O)	(1)	Series AQ (BCE.PR.Q)

January 2022
High	$21.830	$21.950	$21.370	$21.530	$21.290	$20.280	$19.000	$20.840	$19.950	$25.450		$25.000
Low	$20.930	$20.500	$20.180	$20.400	$20.410	$19.350	$18.250	$19.700	$19.110	$25.010		$24.150
Volume	72,228	127,432	49,662	718,359	82,240	594,395	58,675	136,430	39,201	52,553		167,746

February 2022
High	$21.500	$20.980	$21.000	$20.740	$21.000	$19.610	$19.000	$20.200	$19.440	$25.940		$24.900
Low	$20.270	$19.160	$20.090	$19.310	$20.150	$17.900	$17.800	$18.470	$18.900	$24.970		$23.810
Volume	81,678	247,410	31,267	106,642	175,629	242,541	48,925	44,082	10,136	137,151		68,099

March 2022
High	$20.400	$19.780	$20.450	$19.470	$20.370	$18.370	$18.010	$18.900	$19.000	$25.000		$24.300
Low	$19.250	$18.350	$18.950	$18.320	$19.020	$16.860	$17.010	$17.470	$17.550	$24.970		$22.700
Volume	125,174	63,190	24,529	95,891	301,657	322,078	54,913	103,709	13,959	260,652		282,009

April 2022
High	$20.210	$19.180	$20.150	$19.110	$20.080	$17.700	$17.900	$18.190	$18.750	N/A		$24.160
Low	$17.860	$16.000	$17.280	$16.150	$17.120	$15.500	$16.400	$15.600	$17.000	N/A		$21.450
Volume	165,091	64,915	140,600	76,177	81,412	196,118	53,150	123,779	19,068	N/A		96,405

May 2022
High	$18.970	$16.990	$18.930	$16.930	$18.930	$16.700	$16.930	$17.470	$17.960	N/A		$23.100
Low	$17.410	$15.960	$18.040	$15.870	$18.040	$15.310	$16.000	$15.590	$17.000	N/A		$21.160
Volume	111,044	118,966	62,195	73,366	22,054	177,758	4,600	86,194	8,076	N/A		136,314

June 2022
High	$19.350	$17.710	$19.580	$17.510	$19.550	$17.470	$17.500	$18.210	$18.500	N/A		$24.000
Low	$17.260	$15.560	$18.500	$15.750	$18.520	$14.810	$16.000	$15.210	$16.600	N/A		$21.640
Volume	85,739	125,889	23,243	121,820	59,746	215,120	7,346	93,738	12,918	N/A		167,738

July 2022
High	$17.700	$16.140	$18.750	$15.960	$18.900	$15.230	$16.650	$15.670	$17.300	N/A		$22.070
Low	$16.100	$15.110	$17.420	$15.010	$17.390	$14.270	$15.900	$14.550	$16.560	N/A		$20.020
Volume	73,637	107,416	105,959	142,748	55,680	248,762	15,100	77,414	7,459	N/A		159,680

August 2022
High	$17.560	$16.650	$19.000	$16.920	$19.000	$16.100	$17.650	$16.530	$18.670	N/A		$21.990
Low	$16.500	$15.620	$17.550	$15.560	$17.660	$14.890	$16.280	$15.250	$16.750	N/A		$20.300
Volume	141,017	155,347	73,212	44,171	44,446	414,566	3,800	158,271	25,823	N/A		71,946

September 2022
High	$17.050	$16.620	$19.120	$17.180	$19.020	$15.670	$17.750	$16.050	$18.350	N/A		$21.750
Low	$15.540	$14.580	$17.450	$14.610	$17.650	$13.810	$16.040	$14.310	$16.540	N/A		$19.600
Volume	107,452	91,408	78,195	66,202	26,622	309,931	7,514	44,070	50,998	N/A		155,553

October 2022
High	$15.890	$15.300	$18.310	$15.140	$18.310	$14.270	$17.090	$14.970	$17.390	N/A		$20.870
Low	$14.970	$14.080	$17.640	$14.150	$17.550	$13.390	$15.850	$13.760	$16.440	N/A		$19.150
Volume	161,244	65,761	30,374	53,602	258,145	618,792	19,900	519,033	16,810	N/A		58,072

November 2022
High	$15.990	$15.120	$18.300	$15.110	$18.240	$14.690	$16.610	$15.000	$17.730	N/A		$20.140
Low	$15.200	$14.330	$17.720	$14.320	$17.810	$13.770	$16.360	$14.120	$17.020	N/A		$19.350
Volume	91,104	206,195	76,115	727,669	140,659	543,171	6,700	143,951	18,500	N/A		139,598

December 2022
High	$16.750	$15.750	$18.530	$15.740	$18.550	$14.700	$16.640	$14.880	$17.600	N/A		$19.900
Low	$15.700	$14.900	$17.970	$14.750	$18.000	$13.760	$15.610	$14.110	$16.610	N/A		$18.920
Volume	156,267	71,671	147,217	48,089	220,388	431,058	46,750	202,007	12,400	N/A		177,572

(1) On March 31, 2022, BCE redeemed all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO.

BCE INC. 2022 ANNUAL INFORMATION FORM	29

6 Dividends and dividend payout policy

6	Dividends and dividend payout policy

This section contains forward-looking statements, including relating to BCE’s dividend growth objective, 2023 annualized common share dividend and dividend payout ratio level, anticipated capital expenditures and network deployment plans. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

The BCE Board reviews from time to time the adequacy of BCE’s common share dividend payout policy. BCE’s common share dividend payout policy is currently set to a target dividend payout ratio (1) of 65% to 75% of free cash flow (1). Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target range and balancing our strategic business priorities, including continuing to invest in strategic wireline and wireless network infrastructure and maintaining investment-grade credit ratings. As at December 31, 2022, our dividend payout ratio was 108%, compared to 105% at December 31, 2021, which is higher than our policy range due to a planned acceleration in capital expenditures. Although capital expenditures are expected to decrease in 2023, they will remain elevated compared to pre-2020 annual levels as we continue to make generational investments in our networks to support the buildout of our fibre, 5G and 5G+ network infrastructure. As a result, BCE’s dividend payout ratio is expected to remain above our target policy range in 2023. For additional information, refer to section 1.4, Capital markets strategy of the BCE 2022 MD&A, on pages 19 to 21 of the BCE 2022 Annual Financial Report.

BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained, that the dividend on common shares will be increased, or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those outlined in section 1, Caution regarding forward-looking statements of this Annual Information Form.

The table below describes the increases in BCE’s annualized common share dividend starting with the quarterly dividend payable on April 15, 2020.

Date of announcement	Amount of increase	Effective date

February 6, 2020	5.0% (from $3.17 per share to $3.33 per share)	Quarterly dividend payable on April 15, 2020

February 4, 2021	5.1% (from $3.33 per share to $3.50 per share)	Quarterly dividend payable on April 15, 2021

February 3, 2022	5.1% (from $3.50 per share to $3.68 per share)	Quarterly dividend payable on April 15, 2022

February 2, 2023	5.2% (from $3.68 per share to $3.87 per share)	Quarterly dividend payable on April 17, 2023

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AL, Series AM, Series AN, Series AO and Series AQ first preferred share for 2022, 2021 and 2020.

	2022	2021	2020

Common shares	$3.68	$3.50	$3.33

First preferred shares

Series R	$0.75450	$0.75450	$0.96300

Series S	$1.11611	$0.67884	$0.66019

Series T	$1.24750	$0.87794	$0.75475

Series Y	$1.11611	$0.58530	$0.66019

Series Z	$1.06613	$0.97600	$0.97600

Series AA	$1.06876	$0.90252	$0.90252

Series AB	$1.11611	$0.61248	$0.66019

Series AC	$1.09500	$1.09500	$1.09500

Series AD	$1.11611	$0.61248	$0.66019

Series AE	$1.11611	$0.61248	$0.66019

Series AF	$0.96625	$0.96625	$0.96625

Series AG	$0.84250	$0.80688	$0.70000

Series AH	$1.11611	$0.61248	$0.66019

Series AI	$0.84750	$0.76751	$0.68750

Series AJ	$1.11611	$0.61248	$0.66019

Series AK	$0.82650	$0.73850	$0.73850

Series AL	$0.81844	$0.49935	$0.70180

Series AM	$0.73475	$0.72382	$0.69100

Series AN	$0.87094	$0.55186	$0.75445

Series AO (2)	$0.26625	$1.06500	$1.06500

Series AQ	$1.20300	$1.20300	$1.20300

(1)

Free cash flow is a non-GAAP financial measure and dividend payout ratio is a non-GAAP ratio. These financial measures do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. Dividend payout ratio is calculated by dividing dividends paid on common shares by free cash flow. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of the BCE 2022 MD&A, on pages 105 to 110 of the BCE 2022 Annual Financial Report for more information on these measures including, in the case of free cash flow, a reconciliation to cash flows from operating activities, being the most directly comparable IFRS financial measure.

(2)	On March 31, 2022, BCE redeemed all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO.

30	BCE INC. 2022 ANNUAL INFORMATION FORM

7 Our directors and executive officers

7	Our directors and executive officers

7.1	Directors

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation on March 2, 2023.

Under BCE’s by-laws, each director holds office until the earlier of the next annual shareholder meeting or his or her resignation.

Name, province/state and country of residence	Date elected or appointed to the BCE board	Principal occupation on March 2, 2023

Mirko Bibic, Ontario, Canada	January 2020	President and Chief Executive Officer, BCE and Bell Canada, since January 2020

David F. Denison, FCPA, FCA, Ontario, Canada	October 2012	Corporate director, since June 2012, and Chartered Professional Accountant

Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979

Katherine Lee, Ontario, Canada	August 2015	Corporate director, since March 2018, and Chartered Professional Accountant

Monique F. Leroux, C.M., O.Q., FCPA, FCA, Québec, Canada	April 2016	Corporate director, since April 2016, and Chartered Professional Accountant

Sheila A. Murray, Ontario, Canada	May 2020	Corporate director, since April 2019

Gordon M. Nixon, Ontario, Canada	November 2014	Chair of the board of directors, BCE and Bell Canada, since April 2016, and corporate director, since September 2014

Louis P. Pagnutti, FCPA, FCA, Ontario, Canada	November 2020	Corporate director, since September 2020, and Chartered Professional Accountant

Calin Rovinescu, C.M., Ontario, Canada	April 2016	Corporate director, since February 2021

Karen Sheriff, Ontario, Canada	April 2017	Corporate director, since October 2016

Robert C. Simmonds, Ontario, Canada	May 2011	Chair, Lenbrook Corporation (a national distributor of electronics components and radio products), since April 2002

Jennifer Tory, C.M., Ontario, Canada	April 2021	Corporate director, since December 2019

Louis Vachon, C.M., O.Q., Québec, Canada	October 2022	Operating Partner, J.C. Flowers & Co. (a private investment firm), since January 2022

Cornell Wright, Ontario, Canada	April 2021	President, Wittington Investments, Limited (the principal holding company of the George Weston, Loblaw and Choice Properties group), since May 2021

Past occupation

All of BCE’s directors have held the positions listed above or other senior management positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

Name	Past occupation

Katherine Lee	Chief Executive Officer of 3 Angels Holdings Limited (a real estate holding company), from 2016 to March 2018

Sheila A. Murray	President of CI Financial Corp. (an investment fund company), from 2016 to March 2019

Louis P. Pagnutti, FCPA, FCA	Global Managing Partner of Ernst & Young (EY) (a professional services firm), from 2013 to September 2020

Calin Rovinescu, C.M.	President and Chief Executive Officer of Air Canada (an airline company), from April 2009 to February 2021

Jennifer Tory, C.M.	Chief Administrative Officer of Royal Bank of Canada (a chartered bank), from 2017 to December 2019

Louis Vachon, C.M., O.Q.	Chief Executive Officer of the National Bank of Canada (a chartered bank), from June 2007 to November 2021

Cornell Wright	Partner of Torys LLP (a law firm), from 2009 to April 2021

BCE INC. 2022 ANNUAL INFORMATION FORM	31

7 Our directors and executive officers

Committees of the BCE board

The table below lists the committees of the BCE Board and their members on March 2, 2023.

Committee	Members

Audit	Louis P. Pagnutti (Chair) Katherine Lee, Monique F. Leroux, Jennifer Tory, Cornell Wright

Corporate Governance	Monique F. Leroux (Chair) David F. Denison, Katherine Lee, Karen Sheriff, Robert C. Simmonds, Cornell Wright

Management Resources and Compensation	David F. Denison (Chair) Robert P. Dexter, Sheila A. Murray, Calin Rovinescu, Jennifer Tory, Louis Vachon

Risk and Pension Fund	Calin Rovinescu (Chair) Robert P. Dexter, Sheila A. Murray, Louis P. Pagnutti, Karen Sheriff, Robert C. Simmonds, Louis Vachon

7.2	Executive officers

On January 31, 2023, John Watson, Group President, Customer Experience and AI, took on an expanded role as Group President, Business Markets, Customer Experience and AI, following the retirement of Bell Business Markets President Tom Little.

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada on March 2, 2023.

Name	Province and country of residence	Office held at BCE/Bell Canada

Mirko Bibic	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)

Claire Gillies	Ontario, Canada	Executive Vice President Marketing and President, Consumer (Bell Canada)

Stephen Howe	Ontario, Canada	Chief Technology and Information Officer (Bell Canada)

Blaik Kirby	Ontario, Canada	Group President, Consumer and Small & Medium Business (SMB) (Bell Canada)

Glen LeBlanc	Nova Scotia, Canada	Executive Vice President and Chief Financial Officer (BCE and Bell Canada)

Devorah Lithwick	Ontario, Canada	Senior Vice President and Chief Brand Officer (Bell Canada)

Robert Malcolmson	Ontario, Canada	Executive Vice President and Chief Legal & Regulatory Officer (BCE and Bell Canada)

Nikki Moffat	Ontario, Canada	Executive Vice President, Corporate Services and Chief Human Resources Officer (BCE and Bell Canada)

Karine Moses	Québec, Canada	Senior Vice President, Content Development & News and Vice Chair, Québec (Bell Canada)

Wade Oosterman	Ontario, Canada	President, Bell Media and Vice Chair (BCE and Bell Canada)

John Watson	Ontario, Canada	Group President, Business Markets, Customer Experience & AI (Bell Canada)

All of our executive officers have held their present positions or other senior management positions with BCE or Bell Canada during the past five years or longer.

7.3	Directors’ and executive officers’ share ownership

As at December 31, 2022, BCE’s directors and executive officers elected or appointed at such date as a group beneficially owned, or exercised control or direction over, directly or indirectly, 539,646 common shares (or less than 0.1%) of BCE.

32	BCE INC. 2022 ANNUAL INFORMATION FORM

8 Legal proceedings

8	Legal proceedings

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. This section describes important legal proceedings in which we were involved as at March 2, 2023 or which were concluded in 2022. This list is not comprehensive and we are involved in a number of other legal proceedings. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 2, 2023, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

Purported class action and lawsuits concerning neighbourhood marketing practices

On November 24, 2021, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada on behalf of all consumers in Québec who subscribed to or renewed a services contract with Bell Canada at their homes through a neighbourhood marketing agent or outside a permanent Bell Canada retail location from June 23, 2018 to the date of final judgment. The plaintiff alleges that Bell Canada’s neighbourhood marketing process violates the Québec Consumer Protection Act (QPCA) and the Civil Code of Québec. The plaintiff further alleges that Bell Canada conducts these practices in bad faith. The action seeks punitive damages of $1,000 per class member. The action has not yet been authorized as a class action.

On September 21, 2018, a claim was filed in the Québec Superior Court against Bell Canada for damages and for injunctive relief by Vidéotron Ltée (Vidéotron). The claim alleges that Bell Canada pursues itinerant merchant activities in Québec without complying with the requirements of the QPCA. The claim estimates damages at $78.5 million. Vidéotron is also seeking an injunction ordering Bell Canada to obtain a permit and comply with the provisions of the QCPA governing itinerant merchants. On January 8, 2019, Cogeco Connexion Inc. (Cogeco) filed a claim in damages and for injunctive relief against Bell Canada in the Québec Superior Court, which is similar to the Vidéotron claim referred to above. The claim estimates damages at $9.2 million.

Claim under the Copyright Act

On July 5, 2021, a statement of claim was filed in the Federal Court against Bell Canada (and the former Bell Aliant) by certain copyright owners including Millennium Funding Inc. The claim alleges breach of the Copyright Act for failing to forward certain copyright infringement notices to Bell customers. The claim seeks $10,000 for each alleged failure, for a total of $397,910,000.

Intellectual property infringement lawsuits

concerning IPTV, satellite TV and/or Crave

systems

On January 19, 2018, a patent infringement claim was filed in the Federal Court against BCE Inc., Bell Canada, Bell Aliant Regional Communications Inc., Bell MTS Inc. and NorthernTel, Limited Partnership by Rovi Guides, Inc. and Tivo Solutions Inc. (Tivo). The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV systems, have infringed, and induced users to infringe, on six patents variously owned by the plaintiffs (the two Tivo patents were subsequently withdrawn). In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services or an accounting of the defendants’ profits. Following a trial on the merits of the liability phase, on October 7, 2022, the trial judge delivered a judgment completely in the defendants’ favour, dismissing all of the plaintiffs’ claims and invalidating all four of the remaining patents. On November 7, 2022, the plaintiffs filed an appeal from the trial decision with the Federal Court of Appeal.

On July 27, 2021, a further claim was filed in the Federal Court by Rovi Guides, Inc. (TiVo LLC was later added as a plaintiff) against BCE Inc., Bell Canada, Bell Media Inc., Bell ExpressVu Limited Partnership, NorthernTel, Limited Partnership and certain third-party suppliers alleging infringement of a different set of four patents from the action noted above. The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV, satellite TV and OTT Crave systems, have infringed, and induced users to infringe, on four patents owned by the plaintiffs. The plaintiffs seek similar damages as in the 2018 action.

Class actions concerning service fee modifications

On November 27, 2015, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases were not compliant with the QCPA. The action seeks the reimbursement, since November 2012, of the monthly price increases, and payment of punitive damages in the amount of $100 per class member. On July 10, 2017, the court authorized the action to proceed as a class action.

On December 12, 2018, another application for authorization to institute a class action was filed in the Québec Superior Court against regional subsidiaries Télébec, Limited Partnership and Cablevision du Nord de Québec Inc. on behalf of all consumers and business entities whose monthly fees for wireline telephone services, Internet services, TV services or wireless postpaid services were unilaterally modified at any time since December 2015. The plaintiff alleges that the notices provided by the defendants of the price increases were not compliant under the QCPA and the Civil Code of Québec. The action seeks the reimbursement, since December 2015, of the monthly price increases, and payment of punitive damages in the amount of $100 per class member. In a decision dated February 3, 2022, the court authorized the action to proceed as a class action for the price increases that occurred between December 12, 2015 and November 2022.

BCE INC. 2022 ANNUAL INFORMATION FORM	33

8 Legal proceedings

Class action and purported class action

concerning relevant advertisements initiative

On April 14 and 16, 2015, respectively, an application for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court (collectively, the Actions). The plaintiffs seek damages for breach of contract, breach of applicable consumer protection legislation, breach of the Civil Code of Québec, intrusion upon seclusion, negligence, breach of confidence, unjust enrichment and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to the Relevant Advertisements Initiative. Unspecified punitive damages are also sought in both actions. On November 16, 2017, the court stayed the Québec action. On May 13, 2019, the Ontario Superior Court certified the Ontario action as a national class action against Bell Mobility for the period between November 16, 2013 and April 14, 2015.

Class actions concerning increase to late

payment charges

On October 28, 2010, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class, in addition to general and punitive damages. On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services.

On January 10, 2012, another application for the authorization to institute an identical class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services, later amended to add Bell Canada as defendant. On December 19, 2014, the court authorized this action to proceed as a class action.

Class action and purported class action

concerning rounding-up of minutes

On July 25, 2008, a statement of claim was filed pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court against BCE Inc. on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding-Up Action). The action alleged misrepresentation and sought reimbursement of all amounts received by BCE Inc. as a result of the rounded-up portion of per minute charges for residential long distance calls, namely general damages of $20 million, costs of $1 million for administration and $5 million in punitive damages. On May 3, 2022, the Ontario Superior Court dismissed the First Rounding-Up Action and therefore it is now concluded.

On August 18, 2008, a similar statement of claim (the Second Rounding-Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute. The action alleges misrepresentation and breach of contract and seeks reimbursement of all amounts received by Bell Mobility as a result of the rounded-up portion of per minute charges for wireless airtime, alleged to be general damages of $500 million and punitive damages of $20 million. The Second Rounding-Up Action was certified as a class action on November 25, 2014, for the period between August 18, 2006 and October 1, 2009.

Purported class action concerning “911 fees”

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of communications service providers, including Bell Mobility and its predecessors Bell MTS Inc. and Bell Aliant LP, on behalf of certain alleged customers (the action also named BCE Inc. and Bell Canada as defendants but they were removed). The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment, breaches of provincial consumer protection legislation and the Competition Act, and collusion in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages, punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers of communications service providers, wherever resident in Canada. The action has not yet been certified as a class action.

Class action concerning wireless system

access fees

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of wireless communications service providers, including Bell Mobility and its predecessors Bell MTS Inc. and Bell Aliant LP, on behalf of certain alleged customers. This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages. On September 17, 2007, the court granted certification, on the grounds of unjust enrichment only, of a national class encompassing all customers of the defendant wireless communications service providers, wherever resident in Canada, on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

Other

We are subject to other claims and legal proceedings in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes, competitor disputes and customer disputes. In some claims and legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

34	BCE INC. 2022 ANNUAL INFORMATION FORM

9 Interest of management and others in material transactions

10 Interest of experts

11 Transfer agent and registrar

12 For more information

9	Interest of management and others
in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10	Interest of experts

Deloitte LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements and the Report of independent registered public accounting firm in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

11	Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is TSX Trust Company at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

The register for Bell Canada’s Canadian unsubordinated debentures is kept at the principal office of BNY Trust Company of Canada (BNY) in Montréal, and facilities for registration, exchange and transfer of the Canadian unsubordinated debentures are maintained at the principal offices of BNY in Montréal and Toronto.

The register for Bell Canada’s Canadian subordinated debentures is kept at the principal office of BNY in Montréal, and facilities for registration, exchange and transfer of the Canadian subordinated debentures are maintained at the principal offices of BNY in Montréal and Toronto.

The register for Bell MTS Inc.’s notes assumed by Bell Canada is kept at the principal office of Computershare Trust Company of Canada (Computershare) in Montréal, and facilities for registration, exchange and transfer of the notes are maintained at Computershare’s offices in Montréal, Toronto and Calgary.

The register for Bell Canada’s U.S. notes, issued pursuant to its 2016 U.S. trust indenture, is kept at the principal office of The Bank of New York Mellon in New York, and facilities for registration, exchange and transfer of such U.S. notes are also maintained at the principal office of The Bank of New York Mellon in New York.

12	For more information

This Annual Information Form as well as BCE’s annual and quarterly shareholder reports and news releases are available on BCE’s website at BCE.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at sedar.com and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and the related management’s discussion and analysis for BCE’s most recently completed financial year, contained in the BCE 2022 Annual Financial Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE at Building A, 8th Floor, 1, Carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries	1-800-561-0934

Investor relations	1-800-339-6353

BCE INC. 2022 ANNUAL INFORMATION FORM	35

13 Schedule 1 – Audit Committee information

13	Schedule 1 – Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the BCE Board in its oversight of:

•	the integrity of BCE’s financial statements and related information

•	BCE’s compliance with applicable legal and regulatory requirements

•	the independence, qualifications and appointment of the external auditors

•	the performance of both the external and internal auditors

•	management’s responsibility for assessing and reporting on the effectiveness of internal controls

•	BCE’s risk processes as they relate to financial reporting

Members’ financial literacy, expertise and

simultaneous service

Under the Sarbanes-Oxley Act of 2002 and related SEC rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The BCE Board has determined that all the members of the Audit Committee during 2022 were, and all current members of the Audit Committee are, financially literate and independent, and that the current Chair of the Audit Committee, Mr. L.P. Pagnutti, as well as Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”. The table below outlines the relevant education and experience of all members of the Audit Committee, whether during 2022 or currently(1).

Relevant education and experience

L.P. Pagnutti, FCPA, FCA (Chair)	Mr. Pagnutti has been a director of BCE since November 2020 and is Chair of the Audit Committee since January 2021. Mr. Pagnutti is a corporate director and was Global Managing Partner Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal, shared services, and procurement. Mr. Pagnutti joined EY Assurance in 1981, before moving to EY Tax in 1986. From 2004 until 2010, he was Chairman and Chief Executive Officer of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. Mr. Pagnutti holds an Honours Bachelor of Commerce degree from Laurentian University. He earned his Chartered Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. Mr. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.

K. Lee	Ms. Lee has been a director of BCE since August 2015. She is a corporate director and, from 2010 to February 2015, served as President and Chief Executive Officer of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia- Pacific forums. Ms. Lee is a director of Colliers International Group and Public Sector Pension Investments.

M.F. Leroux, C.M., O.Q., FCPA, FCA	Ms. Leroux has been a director of BCE since April 2016. Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Ms. Leroux is a corporate director. She serves as an independent board member of global companies such as Michelin and Alimentation Couche-Tard Inc., and Lallemand Inc. (a privately-owned company). She is also senior advisor (non executive) of Fiera Capital. As such, she brings to these boards her diverse experience, among others as Partner at EY and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. In May 2020, she was appointed Chair of the Industry Strategy Council by the Minister of Innovation, Science and Industry Canada. From 2016 to 2020, she was Chair of the Board of Investissement Québec and she has served as an independent board member of S&P Global from 2016 to 2022. She is also vice-chair of the Orchestre symphonique de Montréal and Chair of the Conservatoire de musique et d’Art dramatique du Québec. Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from ten Canadian universities in recognition of her contribution to the business sector and to the community.

(1)

Though not listed in this table, director Ian Greenberg was a member of the Audit Committee until he passed away on January 10, 2022. No BCE Board or committee meetings were held in 2022 before this date.

36	BCE INC. 2022 ANNUAL INFORMATION FORM

13 Schedule 1 – Audit Committee information

J. Tory, C.M.	Ms. Tory has been a director of BCE since April 2021. She is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a chartered bank), where she held responsibility for Brand, Marketing, Citizenship & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014-2017. Throughout her 42-year career, Ms. Tory held a number of key senior operating positions across retail distribution and operations, including overseeing digital and cost transformation of the business. An acknowledged community leader and fundraiser, she currently sits on the Sunnybrook Hospital Foundation Board and recently completed her term on the board of the Toronto International Film Festival, the past five years as Chair. A champion of diversity, Ms. Tory is the recipient of numerous awards recognizing her work related to the advancement of women and advocacy for BIPOC and LGBTQ+ communities.

C. Wright	Mr. Wright has been a director of BCE since April 2021. Mr. Wright is President of Wittington Investments, Limited (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties). Mr. Wright joined Wittington in 2021 following a 20-year career at Torys LLP (a law firm), where he was a leading corporate lawyer. He served as Chair of the firm’s Corporate Department and was co-head of the firm’s M&A Practice. As a lawyer, his practice has focused on M&A transactions, both public and private, and other critical situations. He played a lead role acting for some of Canada’s largest public and private companies in their most significant strategic matters. Mr. Wright has a broad range of experience in complex transactional, securities, family-controlled business, private equity, regulatory, governance, activism and compliance matters. He counselled boards of directors and board committees on corporate governance matters, crisis management and shareholder engagement issues. He is a Fellow of The American College of Governance Counsel. Mr. Wright is Chair of the Board of Directors of the National Ballet of Canada, a Trustee of University Health Network and Executive-in-Residence at the Rotman School of Management. He holds a Bachelor of Arts degree from McGill University and JD and MBA degrees from the University of Toronto.

The NYSE rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. No Audit Committee member currently serves simultaneously on the audit committee of more than three public companies.

Pre-approval policies and procedures

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence

•	identifying the services that the external auditors may and may not provide to BCE and its subsidiaries

•	pre-approving all services to be provided by the external auditors of BCE and its subsidiaries

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation, or legal services

•

for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer prior to engaging the external auditors

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

External auditors’ fees

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2022 (in $ millions)	2021 (in $ millions)

Audit fees (1)	9.8	8.6
Audit-related fees (2)	3.3	2.9
Tax fees (3)	0.3	0.4
All other fees (4)	0.1	0.1

Total (5)	13.5	12.0

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $13.5 million for 2022 and $12.0 million for 2021 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.5 million in 2022 and $9.6 million in 2021.

BCE INC. 2022 ANNUAL INFORMATION FORM	37

14 Schedule 2 – Audit Committee charter

14	Schedule 2 – Audit Committee charter

I.	Purpose

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

A.	the integrity of the Corporation’s financial statements and related information;

B.	the Corporation’s compliance with applicable legal and regulatory requirements;

C.	the independence, qualifications and appointment of the shareholders’ auditor;

D.	the performance of the Corporation’s shareholders’ auditor and internal audit;

E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and

F.	the Corporation’s risks as it relates to financial reporting.

II.	Duties and responsibilities

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	Financial reporting and control

1.	On a quarterly and annual basis, review and discuss with management and the shareholders’ auditor the following:

a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles or material related party transactions, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several International Financial Reporting Standards (IFRS) and/or non IFRS measures on the financial statements when such a selection has been made in the current reporting period;

c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation; and

d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-IFRS information).

2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, annual integrated report, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

–

In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

3.	Review and discuss reports from the shareholders’ auditor on:

a.	all critical accounting policies and practices used by the Corporation;

b.

all material selections of accounting policies when there is a choice of policies available under IFRS that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and

c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

B.	Oversight of the shareholders’ auditor

1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor, who shall report directly to the Audit Committee, and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted audit and non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

38	BCE INC. 2022 ANNUAL INFORMATION FORM

14 Schedule 2 – Audit Committee charter

4.

Delegate, if deemed appropriate, authority to the Chief Financial Officer to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.

6.	At least annually, consider, assess, and report to the Board of Directors on:

a.

the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;

b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor;

c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and

d.	the quality of the communications and interactions with the external auditor.

7.	At least annually, obtain and review a report by the shareholders’ auditor describing:

a.	the shareholders’ auditor’s internal quality-control procedures;

b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, issued in the reporting year, respecting one or more independent audits carried out by the shareholders’ auditor firm in Canada and the United States, limited to the Public Company Accounting Oversight Board, and any steps taken to deal with any such issues.

8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor focussing on the firm and report to the Board of Directors on:

a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;

b.	the quality of the engagement team; and

c.	the quality of communications and interactions with the shareholders’ auditor.

9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.

10.	Review the annual audit plan with the shareholders’ auditor.

11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	Oversight of internal audit

1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;

b.

discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit; and

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

D.	Oversight of the corporation’s internal control system

1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the Corporation’s systems of internal controls over financial reporting;

b.	the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls over financial reporting;

c.	compliance with the policies and practices of the Corporation relating to business ethics and code of conduct;

d.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and

e.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.

2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.

3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.

4.

Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

E.	Oversight of the corporation’s financial
reporting risks

1.

Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s processes for identifying, assessing, mitigating, remedying and, where required, reporting major risk exposures as it relates to financial reporting.

BCE INC. 2022 ANNUAL INFORMATION FORM	39

14 Schedule 2 – Audit Committee charter

F.	Journalistic independence

1.

Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

2.

At least annually, obtain and review reports regarding compliance with the Corporation’s Journalistic Independence Policy by each of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

G.	Compliance with legal requirements

1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.

III.	Evaluation of the Audit Committee and report
to Board of Directors

A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.

B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.

C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV.	Outside advisors

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	Membership

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI.	Audit Committee Chair

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;

B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;

C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;

E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;

G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

VII.	Term

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	Procedures for meetings

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX.	Quorum and voting

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	Secretary

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or the Corporate Secretary’s delegate shall be the Secretary of the Audit Committee.

XI.	Vacancies

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII.	Records

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

40	BCE INC. 2022 ANNUAL INFORMATION FORM

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